                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-58760
PROSPECTUS SUPPLEMENT
(To Prospectus dated February 19, 2002)

                              [ArvinMeritor Logo]
                               ARVINMERITOR, INC.

                                  $200,000,000
                             6 5/8% Notes due 2007

     The notes will mature on June 15, 2007. Interest on the notes is payable June 15 and December 15 of each year, beginning December 15, 2002 and will accrue from July 1, 2002. We may redeem the notes, in whole or in part, at any time prior to maturity at the redemption price described in this prospectus supplement.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                              PRICE TO       DISCOUNTS AND   PROCEEDS TO
                              PUBLIC(1)      COMMISSIONS     ARVINMERITOR
                              ------------   -------------   -------------
Per Note....................        99.684%        1.375%          98.309%
Total.......................  $199,368,000    $2,750,000     $196,618,000

(1) Plus accrued interest from July 1, 2002, if settlement occurs after that date.

     The notes will not be listed on any national securities exchange. Currently, there is no public market for the notes.

     We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company on or about July 1, 2002.

DEUTSCHE BANK SECURITIES                                     MERRILL LYNCH & CO.

BANC OF AMERICA SECURITIES LLC                HSBC                UBS WARBURG

BANC ONE CAPITAL MARKETS, INC.
                          COMERICA SECURITIES
                                                      CREDIT LYONNAIS SECURITIES

                                 JUNE 26, 2002

In making your investment decision, you should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We and the underwriters have not authorized anyone to provide you with any additional information. If you receive any other information, you should not rely on it. Any statement contained in this prospectus supplement will be deemed to modify and supercede any previous statement contained or incorporated by reference in the accompanying prospectus.

This prospectus supplement and accompanying prospectus do not constitute an offer to sell, or the solicitation of an offer to buy, the notes offered by this prospectus supplement and the accompanying prospectus in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any distribution of notes pursuant to this prospectus supplement and the accompanying prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth in or incorporated by reference into this prospectus supplement and the accompanying prospectus or in our affairs since the date of this prospectus supplement.

We began operations as a combined company on July 7, 2000 as a result of the merger of Meritor Automotive, Inc. and Arvin Industries, Inc. and, accordingly, do not have an operating history as a combined company before that date. Except where otherwise noted, the historic financial information included in this prospectus supplement for periods prior to July 7, 2000 reflects only the results of Meritor and its consolidated subsidiaries. The information for periods after July 7, 2000 represents the results of ArvinMeritor and our consolidated subsidiaries. This information may not be indicative of our future results of operations, financial position or cash flows.

As used in this prospectus supplement, the terms "ArvinMeritor," the "Company," "we," "us" and "our" refer to ArvinMeritor, Inc., its subsidiaries and its predecessors, unless the context indicates otherwise.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              -----
Summary.....................................................    S-3
Forward-Looking Information.................................    S-8
Use of Proceeds.............................................    S-9
Ratio of Earnings to Fixed Charges..........................   S-10
Capitalization..............................................   S-11
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   S-12
Business....................................................   S-25
Description of the Notes....................................   S-39
Underwriting................................................   S-43
Legal Matters...............................................   S-44

                                   PROSPECTUS

                                                               PAGE
                                                               ----
About This Prospectus.......................................      2
Where You Can Find More Information.........................      2
ArvinMeritor................................................      3
Use of Proceeds.............................................      3
Ratio of Earnings to Fixed Charges..........................      4
Description of the Debt Securities..........................      4
Global Securities...........................................     12
Plan of Distribution........................................     13
Experts.....................................................     14
Legal Matters...............................................     14
Cautionary Statement........................................     14

                                    SUMMARY

This summary highlights selected information from this prospectus supplement and may not contain all the information that is important to you. You should read the following summary together with the more detailed information and financial statements and notes to the financial statements contained elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus, as described under the heading "Where You Can Find More Information" in the accompanying prospectus. To fully understand this offering, you should read all these documents. As used in this prospectus supplement, references to fiscal 1999, fiscal 2000 and fiscal 2001 are to our fiscal years ended September 30, 1999, 2000 and 2001, respectively, and references to the second quarter of fiscal 2001 and 2002 are to our fiscal quarters ended March 31, 2001 and 2002, respectively.

                               ARVINMERITOR, INC.

GENERAL

We are a leading global supplier of a broad range of integrated systems, modules and components, serving light vehicle, commercial truck, trailer and specialty original equipment manufacturers and certain aftermarkets. As of September 30, 2001, we operated 165 manufacturing facilities in 27 countries around the world.

Our sales were $6.8 billion for the fiscal year ended September 30, 2001 and $3.3 billion for the six months ended March 31, 2002. For the fiscal year ended September 30, 2001, 53% of our sales were from our light vehicle systems segment, 32% were from our commercial vehicle systems segment, 13% were from our light vehicle aftermarket segment and 2% were from other businesses that do not focus on automotive products (primarily our coil coating operation).

We serve our customers worldwide through three operating segments:

- Light Vehicle Systems supplies aperture systems (roof, door and access control systems and motion control products), undercarriage systems (suspension, ride control and wheel products) and air and emissions systems for passenger cars, light trucks and sport utility vehicles to original equipment manufacturers.

- Commercial Vehicle Systems supplies drivetrain systems and components, including axles, brakes, drivelines and ride control products, for medium- and heavy-duty trucks, trailers and off-highway equipment and specialty vehicles.

- Light Vehicle Aftermarket supplies exhaust, ride control and filter products and accessories to the passenger car, light truck and sport utility vehicle aftermarket.

BUSINESS STRATEGY

The industry in which we operate is cyclical and has been characterized historically by periodic fluctuations in demand for vehicles for which we supply products. Lower demand in several of our principal markets had a negative effect on our financial results for fiscal 2001 and continues to have an effect in 2002.

We are a global supplier of a broad range of components and systems for use in commercial, specialty and light vehicles worldwide, and we have developed market positions as a leader in most of our served markets. In the short term, we seek to maintain these market positions in the face of the industry downturns described above. In the longer term, we work to enhance our leadership positions, capitalize on our existing customer, product and geographic strengths, and increase sales, earnings and profitability. Our business strategies to achieve these goals include the following:

- reduce costs, improve product quality and lower required asset investment levels by continuously improving core business processes;

- leverage our geographic strengths to meet the global sourcing needs of customers, as well as to address new markets;

- provide lower cost and higher quality products, and more systems and modules to customers that are increasing their outsourcing activities;

- improve our design and engineering capabilities and invest in new technologies and product development;

- leverage our aftermarket business by using existing distribution channels to market new products, both those manufactured by us and those manufactured by others and sold by us under distribution agreements; and

- selectively pursue strategic and business development opportunities, including licensing agreements, marketing arrangements, joint ventures, acquisitions and dispositions.

ArvinMeritor was formed as an Indiana corporation in connection with the merger of Meritor Automotive, Inc. and Arvin Industries, Inc. on July 7, 2000. Meritor Automotive, Inc. was a Delaware corporation that was spun off by its parent company, Rockwell International Corporation, on September 30, 1997. Our principal executive offices are located at 2135 West Maple Road, Troy, Michigan 48084-7186. Our telephone number is 248-435-1000.

                                  THE OFFERING


SECURITIES OFFERED........................   $200,000,000 initial principal amount of 6 5/8% Notes
                                             due 2007.

MATURITY DATE.............................   June 15, 2007

INTEREST PAYMENT DATES....................   June 15 and December 15 of each year, commencing
                                             December 15, 2002.

REDEMPTION................................   At our option, we may redeem any or all of the notes,
                                             in whole or in part, at any time, at the redemption
                                             prices described under "Description of the
                                             Notes -- Optional Redemption" in this prospectus
                                             supplement.

RANKING...................................   The notes:
                                             - are unsecured;
                                             - rank equally with all our existing and future
                                             unsecured and unsubordinated debt;
                                             - are senior to any future subordinated debt; and
                                             - are effectively junior to any secured debt and to all
                                             existing and future debt and other liabilities of our
                                               subsidiaries.

COVENANTS.................................   We will issue the notes under an indenture containing
                                             covenants for your benefit. These covenants restrict
                                             our ability, with certain exceptions, to:
                                             - incur debt secured by liens;
                                             - engage in sale/leaseback transactions; or
                                             - merge or consolidate with another entity or sell
                                             substantially all of our assets to another entity.

USE OF PROCEEDS...........................   We will receive net proceeds from this offering of
                                             approximately $196 million, which we intend to use to
                                             repay outstanding indebtedness incurred under our
                                             five-year amended and restated revolving credit
                                             facility and for general corporate purposes, as further
                                             described under "Use of Proceeds" below.

FURTHER ISSUANCES.........................   We may create and issue further notes ranking equally
                                             and ratably with the notes offered hereby in all
                                             respects, so that such further notes will be
                                             consolidated and form a single series with the notes
                                             offered hereby and will have the same terms as to
                                             status, redemption or otherwise as the notes offered
                                             hereby.

                             SUMMARY FINANCIAL DATA

The following summary consolidated financial data have been taken or derived from, and should be read in conjunction with, the financial information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. The results of operations and financial position data as of and for the years ended September 30, 2001, 2000 and 1999 have been derived from our audited financial statements. The information as of March 31, 2002 and 2001, and for the quarters and six months then ended, is unaudited and reflects all adjustments which are of a normal recurring nature and, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows as of and for the periods presented. The results of operations for the quarter and six months ended March 31, 2002 are not necessarily indicative of the results to be expected for the full fiscal year ending September 30, 2002.

                                                             ACTUAL
                                  ------------------------------------------------------------    PRO FORMA(1)
                                                      SIX MONTHS                                 ---------------
                                   QUARTER ENDED         ENDED               YEAR ENDED            YEAR ENDED
                                     MARCH 31,         MARCH 31,           SEPTEMBER 30,          SEPTEMBER 30,
                                  ---------------   ---------------   ------------------------   ---------------
                                   2002     2001     2002     2001     2001     2000     1999     2000     1999
                                  ------   ------   ------   ------   ------   ------   ------   ------   ------
                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS
Sales
  Light Vehicle Systems.........  $  913   $  951   $1,765   $1,821   $3,588   $2,031   $1,575   $3,668   $3,474
  Commercial Vehicle Systems....     532      583    1,015    1,135    2,199    2,872    2,875    2,926    2,941
  Light Vehicle Aftermarket.....     205      216      399      413      859      209       --      950      906
  Other.........................      37       37       74       77      159       41       --      178      170
                                  ------   ------   ------   ------   ------   ------   ------   ------   ------
Total Sales.....................  $1,687   $1,787   $3,253   $3,446   $6,805   $5,153   $4,450   $7,722   $7,491
                                  ======   ======   ======   ======   ======   ======   ======   ======   ======
Operating Income
  Light Vehicle Systems.........  $   53   $   62   $   97   $  114   $  213   $  149   $  130   $  232   $  199
  Commercial Vehicle Systems....      16       10       27       22       32      221      233      231      245
  Light Vehicle Aftermarket.....      12        8       21       11       44        6       --       43       72
  Other.........................       1       (3)      --       (6)     (10)      --       --        9       17
                                  ------   ------   ------   ------   ------   ------   ------   ------   ------
Segment Operating Income........      82       77      145      141      279      376      363      515      533
  Gain on sale of business and
    other.......................      --       --       --       --       --       89       24       89       31
  Restructuring costs and other
    charges.....................      --       (9)     (15)     (55)     (84)     (26)     (28)     (30)     (35)
  Merger expenses...............      --       --       --       --       --      (10)      --       --       --
                                  ------   ------   ------   ------   ------   ------   ------   ------   ------
Total Operating Income..........      82       68      130       86      195      429      359      574      529
Equity in earnings of
  affiliates....................      (1)       4       (1)       9        4       29       35       40       45
Non-operating one-time items....      --       --       --       --       --       --       --       (3)      (1)
Interest expense, net and
  other.........................     (25)     (38)     (53)     (73)    (136)     (89)     (61)    (142)    (117)
Provision for income taxes......     (18)     (11)     (24)      (7)     (21)    (141)    (129)    (177)    (169)
Minority interests..............      (3)      (2)      (6)      (4)      (7)     (10)     (10)      (5)      (7)
                                  ------   ------   ------   ------   ------   ------   ------   ------   ------
Income Before Cumulative Effect
  of Accounting Change..........      35       21       46       11       35      218      194      287      280
Cumulative Effect of Accounting
  Change(2).....................      --       --      (42)      --       --       --       --       --       --
                                  ------   ------   ------   ------   ------   ------   ------   ------   ------
Net Income......................  $   35   $   21   $    4   $   11   $   35   $  218   $  194   $  287   $  280
                                  ======   ======   ======   ======   ======   ======   ======   ======   ======
Diluted Earnings Per Share:
  Earnings Per Share Before
    Cumulative Effect of
    Accounting Change...........  $ 0.52   $ 0.32   $ 0.69   $ 0.17   $ 0.53   $ 4.12   $ 3.75   $ 4.02   $ 3.67
  Cumulative Effect of
    Accounting Change(2)........      --       --    (0.63)      --       --       --       --       --       --
                                  ------   ------   ------   ------   ------   ------   ------   ------   ------
  Diluted Earnings Per Share....  $ 0.52   $ 0.32   $ 0.06   $ 0.17   $ 0.53   $ 4.12   $ 3.75   $ 4.02   $ 3.67
                                  ======   ======   ======   ======   ======   ======   ======   ======   ======

                                                                              ACTUAL
                                                          ----------------------------------------------
                                                          SIX MONTHS ENDED
                                                          AND AT MARCH 31,          YEAR ENDED AND
                                                            (UNAUDITED)            AT SEPTEMBER 30,
                                                          ----------------    --------------------------
                                                           2002      2001      2001      2000      1999
                                                          ------    ------    ------    ------    ------
                                                               (IN MILLIONS, EXCEPT PER SHARE DATA)
FINANCIAL POSITION
Total assets............................................  $4,213    $4,532    $4,362    $4,720    $2,796
Short-term debt.........................................      24        79        94       183        44
Long-term debt..........................................   1,335     1,534     1,313     1,537       802
Preferred capital securities............................      39        64        57        74        --
Minority interests......................................      58        73        69        96        35
Total shareowners' equity...............................     656       711       651       793       348

OTHER DATA
EBITDA(3)...............................................  $  175    $  200    $  409    $  610    $  515
Depreciation and other amortization.....................      94        97       193       143       120
Goodwill amortization(2)................................      --        12        24        19        11
Cash provided by operating activities...................     138       265       605       228       262
Cash used for investing activities......................     (85)     (130)     (210)     (200)     (692)
Cash provided by (used for) financing activities........     (62)     (169)     (402)       38       441
Capital expenditures....................................      64       103       206       225       170
Cash dividends per share................................    0.20      0.44      0.76      0.64      0.56

---------------

(1) Pro forma financial information gives effect to the July 2000 merger of Meritor and Arvin as if the merger had occurred at the beginning of each fiscal year, and reflects (a) the amortization of goodwill from the merger and the elimination of historical Arvin goodwill amortization expense; (b) the adjustment to interest expense for borrowings to fund the Arvin cash consideration and other financing costs; (c) the income tax effects of (a) and (b) above; and (d) the adjustment of shares outstanding representing the exchange of one share of Meritor common stock for 0.75 shares of ArvinMeritor common stock and one share of Arvin common stock for one share of ArvinMeritor common stock, based on the average shares outstanding for each year. The pro forma financial information is not necessarily indicative of what our results of operations or financial position would have been had the merger been in effect as of and for the periods presented.

(2) Effective October 1, 2001, we adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets," which requires goodwill to be subject to an annual impairment test, or more frequently if certain indicators arise, and also eliminates goodwill amortization. As required by this standard, we reviewed the fair values of each of our reporting units using discounted cash flows and market multiples. As a result of this review, we recorded an impairment loss on goodwill as a cumulative effect of accounting change for our Coil Coating operations (classified as "other" for segment reporting) of $42 million ($42 million after-tax, or $0.63 per diluted share) in the quarter ended December 31, 2001. The adoption of the new accounting standard also eliminated goodwill amortization expense of $12 million ($10 million after-tax, or $0.15 per diluted share) for the first six months of fiscal 2002 and will eliminate $24 million ($20 million after-tax, or $0.30 per diluted share) for the full year.

(3) The pro forma EBITDA for the year ended September 30, 2000 was $854 million and for the year ended September 30, 1999 was $805 million. See footnote
    (1). EBITDA is defined as income before income taxes, plus interest expense, depreciation and amortization. EBITDA should not be considered as a substitute for operating earnings, net income, cash flow or other statement of consolidated income or cash flow data computed in accordance with generally accepted accounting principles or as a measure of a company's results of operations or liquidity. Although EBITDA is not defined in generally accepted accounting principles, it is widely used as a measure of a company's operating performance and its ability to service its indebtedness because it assists in comparing performance on a consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases and capital structure.

                          FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus, including the information we incorporate by reference, contain statements relating to our future results (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "estimate," "should," "are likely to be" and similar expressions. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain, and actual results may differ materially from those projected as a result of certain risks and uncertainties, including, but not limited to:

- global economic and market conditions;

- the demand for commercial, specialty and light vehicles for which we supply products;

- risks inherent in operating abroad, including foreign currency exchange rates;

- potential increases in raw material costs;

- original equipment manufacturers' program delays;

- demand for and market acceptance of new and existing products;

- successful development of new products;

- reliance on major original equipment manufacturer customers;

- labor relations of ArvinMeritor, our customers and suppliers;

- successful integration of acquired or merged businesses;

- the ability to achieve the expected annual savings and synergies from past and future business combinations;

- competitive product and pricing pressures;

- the amount of our debt;

- our ability to access capital markets;

- the credit ratings of our debt; and

- the outcome of our existing and any future legal proceedings, including any litigation with respect to environmental or asbestos-related matters;

as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date of this prospectus supplement, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

The net proceeds to us from the sale of the notes we are offering will be approximately $196 million after deducting underwriting discounts and commissions and our estimated offering expenses and will be used to repay outstanding borrowings under our five-year $750-million amended and restated revolving credit facility, which matures on June 27, 2005, and for general corporate purposes. At March 31, 2002, we had outstanding $178 million in borrowings under our five-year facility. Indebtedness under this credit facility bears interest at fluctuating rates based on quoted market rates, plus an applicable margin based on our credit rating. At March 31, 2002, the weighted average interest rate was 3.19% under our five-year amended and restated revolving credit facility.

                       RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of our fiscal years ended September 30, 1997 through 2001 and for the six months ended March 31, 2001 and 2002 is set forth below. The ratios for periods ended prior to July 7, 2000, the date of the merger of Meritor and Arvin, reflect only the results of Meritor and its consolidated subsidiaries. The ratios for periods ended after July 7, 2000 reflect the results of Meritor and its consolidated subsidiaries prior to the merger and ArvinMeritor and its consolidated subsidiaries after the merger.

                                                                                                 SIX MONTHS
                                                                                                    ENDED
                                                             FISCAL YEAR ENDED SEPTEMBER 30,      MARCH 31,
                                                            ----------------------------------   -----------
                                                             1997    1998   1999   2000   2001   2001   2002
                                                            ------   ----   ----   ----   ----   ----   ----
Ratio of Earnings to Fixed Charges(a).....................  12.0(b)  6.0    5.4    4.6    1.5    1.3    2.5

---------------

(a) "Earnings" are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest. "Fixed charges" are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.

(b) On September 30, 1997, Rockwell International Corporation transferred its automotive businesses to Meritor and distributed all of the issued and outstanding shares of Meritor's common stock to Rockwell shareowners. The ratio for the fiscal year ended September 30, 1997 has been prepared based on the combined historical financial position and results of operations of the ongoing automotive business of Rockwell prior to the distribution, and is not necessarily indicative of what the financial position and results of operations would have been had Meritor been an independent company during that period.

                                 CAPITALIZATION

The following table sets forth our consolidated capitalization at March 31, 2002 on a historical basis and as adjusted to give effect to the issuance of the notes in this offering and the application of the net proceeds from the sale of the notes as described under "Use of Proceeds." This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes of ArvinMeritor appearing elsewhere or incorporated by reference in this prospectus supplement.

                                                                     AS OF
                                                                 MARCH 31, 2002
                                                              --------------------
                                                              ACTUAL   AS ADJUSTED
                                                              ------   -----------
                                                                  (UNAUDITED)
                                                                 (IN MILLIONS)
Cash........................................................  $   92     $  110
                                                              ======     ======
Short-term debt.............................................  $   24     $   24
Long-term debt:
  6 3/4% Notes due 2008.....................................     100        100
  7 1/8% Notes due 2009.....................................     150        150
  6.8% Notes due 2009.......................................     498        498
  8 3/4% Notes due 2012.....................................     400        400
  6 5/8% Notes due 2007.....................................      --        200
  Bank revolving credit facilities..........................     178          0
  Lines of credit and other.................................       9          9
                                                              ------     ------
     Total long-term debt...................................   1,335      1,357
Preferred Capital Securities................................      39         39
Minority interests..........................................      58         58
Shareowners' equity:
  Common Stock..............................................      71         71
  Additional paid-in-capital................................     549        549
  Retained earnings.........................................     441        441
  Treasury stock............................................     (50)       (50)
  Unearned compensation.....................................     (15)       (15)
  Accumulated other comprehensive loss......................    (340)      (340)
                                                              ------     ------
Total shareowners' equity...................................     656        656
                                                              ------     ------
     Total capitalization...................................  $2,112     $2,134
                                                              ======     ======

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and other information and data contained in the Summary Financial Data section in this prospectus supplement, and in our Annual Report on Form 10-K for the fiscal year ended September 30, 2001 and our Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2002, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

Our fiscal year ends on the Sunday nearest September 30, and our fiscal quarters end on the Sundays nearest December 31, March 31 and June 30. All year and quarter references relate to our fiscal year and fiscal quarters unless otherwise stated.

OVERVIEW AND OUTLOOK

Our industry is rapidly transforming to keep pace with the globalization and consolidation of the original equipment manufacturers (OEMs), as well as the continued trends of outsourcing by the OEMs and systems integration. The increased competitive pressures and complexity of the industry are presenting suppliers with many challenges and growth opportunities. We believe that we have all the ingredients and qualities in place to continue to be a leading Tier One supplier. We have the advantages of scale, product breadth, geographic scope, technological leadership and systems integration capability to be one of the industry's strongest competitors and to take further advantage of industry trends.

Our long-term goals for financial performance have been established with the recognition that we operate in a cyclical industry that has been characterized historically by periodic fluctuations in demand for light, commercial and specialty vehicles, and related aftermarkets, resulting in corresponding fluctuations in demand for our products. Accordingly, we will measure our performance against these long-term financial goals over a multi-year period.

Lower demand in several of our principal markets, including commercial truck and light vehicle markets in North America and light vehicle replacement markets, had a negative effect on our financial results for fiscal 2001 and continues to have an effect in 2002.

The current outlook for our major served markets for fiscal 2002 continues to anticipate some declines from fiscal 2001 levels. We expect U.S. and Canadian Class 8 truck production to increase about 1 percent compared to fiscal 2001. Western European heavy- and medium-duty trucks are estimated to be down 8 percent from fiscal 2001. In the light vehicle original equipment markets, we currently expect a 1 percent decline in North American and a 3 percent decline in Western European light vehicle production during fiscal 2002. We expect the light vehicle replacement market to remain weak in fiscal 2002.

Other factors that could affect our results for the full fiscal year include the impact of currency fluctuations on sales and operating income, which is difficult to predict. We are also monitoring reports of potential steel shortages and price increases from steel mills, which could impact the third quarter and full fiscal 2002 results of operations.

We have realized significant cost savings from our fiscal 2001 synergy related actions and restructuring programs, and we expect to continue to realize incremental savings from restructuring actions implemented in the latter part of fiscal 2001 and in the first quarter of this fiscal year. We will continue to drive strong financial performance through aggressive ongoing cost-reduction efforts.

While our restructuring programs and cost reduction actions continue at a vigorous pace and we are making progress in improving our cost structure, our top priorities remain keeping service at a high level and exceeding our customers' expectations. We will continue to focus on providing best-in-class engineering and technology support. Our ongoing commitment to continuous improvement and customer satisfaction is further evidenced by the rollout of the ArvinMeritor Performance System, which is a

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combination of lean manufacturing principles and best practices. This internally focused system is designed to empower teams to drive out waste, eliminate non-value added tasks, reduce cycle and lead times, and improve processes.

RESULTS OF OPERATIONS

The merger of Arvin and Meritor was accounted for as a purchase with Meritor designated as the acquiror. Accordingly, the historic financial information for periods prior to July 7, 2000 reflects only the results of Meritor and its consolidated subsidiaries. The information for the periods after July 7, 2000 represents the results of ArvinMeritor and our consolidated subsidiaries. Consequently, period to period comparisons are materially affected as a result of this merger. All share and per share data prior to July 7, 2000 have been restated to conform with the exchange of Meritor shares to ArvinMeritor shares on a one Meritor share for 0.75 ArvinMeritor shares basis, in connection with the merger. All earnings per share amounts are on a diluted basis. All references to pro forma amounts assume that the merger occurred at the beginning of each period presented, and do not give pro forma effect to any acquisitions or divestitures made by Arvin or Meritor. The pro forma financial information contained in this section is not necessarily indicative of what our results of operations or financial position would have been had the merger been in effect as of and for the periods presented.

2002 Second Quarter Compared to 2001 Second Quarter

Sales for the second quarter of fiscal 2002 were $1,687 million, a decrease of $100 million, or 6 percent, as compared to last year's second quarter results. The sales decline was driven primarily by the Commercial Vehicle Systems (CVS) business, which has been affected by reduced build rates for heavy- and medium-duty trucks, as well as the Light Vehicle Systems (LVS) business, which has been affected by softness in Western European light vehicle production.

Effective October 1, 2001, we adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets," which requires goodwill to be subject to an annual impairment test, and also eliminates goodwill amortization. The adoption of the new accounting standard eliminated goodwill amortization expense of $6 million ($5 million after-tax, or $0.07 per diluted share) for the second quarter of fiscal 2002.

Second quarter fiscal 2002 operating income was $82 million, compared to $68 million in the second quarter of fiscal 2001. Included in operating income for the second quarter of fiscal 2001 were restructuring costs of $9 million ($6 million after-tax, or $0.09 per diluted share).

Operating income increased $5 million from $77 million, excluding restructuring costs, for the second quarter of fiscal 2001. After adjusting for goodwill amortization expense of $6 million in 2001 and restructuring costs, operating income decreased by $1 million from $83 million. Operating margin improved to
4.9 percent, compared to last year's 4.3 percent before restructuring costs (4.6 percent after adjusting for goodwill amortization expense). Our continued efforts to reduce costs through restructuring actions and other initiatives have allowed us to improve operating margin.

Equity in earnings of affiliates declined $5 million, compared to the same period last year, primarily due to lower earnings from commercial vehicle affiliates. Interest expense, net and other decreased $13 million, or 34 percent, compared to the same period last year, primarily reflecting lower interest rates and debt levels.

The second quarter effective tax rate of 32 percent was up from 31 percent for the second quarter of the prior year, as adjusted to remove the effects of goodwill amortization. We expect the full year effective tax rate to approximate the second quarter rate of 32 percent.

Net income for the second quarter of fiscal 2002 was $35 million, or $0.52 per diluted share, compared to $21 million, or $0.32 per diluted share in the same period last year. Before restructuring costs in fiscal 2001, net income was up $8 million from $27 million, or $0.41 per diluted share, for the same period last year.

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LVS sales were $913 million, down $38 million, or 4 percent, from the second quarter of fiscal 2001 and operating income was $53 million, a decrease of $9 million from last year's second quarter. Operating margin fell to 5.8 percent from 6.5 percent in last year's second quarter (6.6 percent adjusted to exclude goodwill amortization expense of $1 million). Continued pricing pressures from the vehicle manufacturers, coupled with higher engineering costs associated with new product development for aperture and undercarriage modules and air induction technology, contributed to the operating margin decline. LVS continues to implement cost-reduction initiatives to offset these margin challenges. In addition, start-up costs associated with a new Detroit manufacturing facility negatively impacted the second quarter of fiscal 2002 results by approximately $2 million.

CVS sales were $532 million, down $51 million, or 9 percent, from last year's second quarter. The decline in Class 8 truck production in the U.S. and Canada was the major factor in the sales decrease. Despite the sales decline, operating income increased to $16 million, compared to $10 million in the second quarter of fiscal 2001 and operating margin improved to 3.0 percent, compared to 1.7 percent in last year's second quarter (2.2 percent after excluding goodwill amortization expense of $3 million). The operating margin improvement is the result of restructuring programs and other cost-reduction actions that have lowered its fixed cost structure.

Light Vehicle Aftermarket (LVA) sales were $205 million, down $11 million, or 5 percent, from last year's second quarter due to lower demand in exhaust and shock absorber product lines. Even though sales remained weak for aftermarket parts, LVA was able to increase its operating income to $12 million from $8 million in fiscal 2001 second quarter. LVA operating margin increased to 5.9 percent, up from 3.7 percent in the second quarter of fiscal 2001 (4.2 percent after excluding goodwill amortization expense of $1 million), as a result of improved pricing and continued cost-reduction activities.

Six Months Ended March 31, 2002 Compared to Six Months Ended March 31, 2001

For the first six months of fiscal 2002, sales were $3,253 million, a decrease of $193 million or 6 percent, from the same period last year. The sales decline was driven primarily by reduced build rates for heavy-and medium-duty trucks in the U.S. and Canada and softness in Western European light vehicle production.

As required by SFAS 142, "Goodwill and Other Intangible Assets," we reviewed the fair values of each of our reporting units using discounted cash flows and market multiples. As a result of this review, we recorded an impairment loss on goodwill as a cumulative effect of accounting change for our Coil Coating operations (classified as "other" for segment reporting) of $42 million ($42 million after-tax, or $0.63 per diluted share) in the first quarter of fiscal 2002. Increased competition, consolidation in the coil coating applications industry and the struggling U.S. steel market caused a decrease in the fair value of this business. The adoption of the new accounting standard also eliminated goodwill amortization expense of $12 million ($10 million after-tax, or $0.15 per diluted share) for the first six months of fiscal 2002 and will eliminate $24 million ($20 million after-tax, or $0.30 per diluted share) for the full year.

Operating income for the first six months of fiscal 2002 was $130 million, compared to $86 million in the same period last year. Included in operating income were restructuring costs of $15 million ($10 million after-tax, or $0.15 per diluted share) in the first six months of 2002 and $55 million ($36 million after-tax, or $0.54 per diluted share) in the first six months of 2001.

The first quarter fiscal 2002 restructuring charge of $15 million was related to employee and other severance costs for approximately 450 salaried employees. We expect to recover these costs in less than one year and estimate these actions, when fully implemented, will reduce annual operating costs by approximately $24 million ($16 million after-tax). Our LVS business is expected to account for approximately 50 percent of the annual savings, CVS business about 42 percent, and LVA and other about 8 percent.

Operating income before restructuring costs was $145 million for the first six months of 2002, an increase of $4 million, compared to $141 million for the same period last year ($153 million after adjusting for

                                       S-14
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goodwill amortization of $12 million in 2001). This reflects an operating margin of 4.5 percent, up from 4.1 percent last year (4.4 percent after adjusting for goodwill amortization expense). We have been able to improve our operating margins, despite a decline in sales, through savings generated by cost-reduction and restructuring programs.

Equity in earnings of affiliates for the first six months of fiscal 2002 declined $10 million, compared to the same period last year, primarily due to declining earnings from commercial vehicle affiliates. Interest expense, net and other, decreased $20 million, or 27 percent, compared to the same period last year, primarily reflecting lower interest rates and debt levels. Total debt levels have been reduced by $66 million since September 30, 2001.

The effective tax rate for the first six months of fiscal 2002 was 32 percent, up from 31 percent for the same period last year, as adjusted to remove the effects of goodwill amortization. We expect the full year effective tax rate to approximate this rate.

Income before cumulative effect of accounting change was $46 million, or $0.69 per diluted share for the six months ended March 31, 2002, as compared to net income of $11 million, or $0.17 per diluted share for the same period last year. As discussed previously, we recorded a cumulative effect of accounting change upon the adoption of SFAS 142, of $42 million ($42 million after-tax, or $0.63 per diluted share) in the first quarter of fiscal 2002. Net income in the first six months of fiscal 2002 was $4 million.

LVS sales were $1,765 million, down $56 million, or 3 percent, from the first six months of fiscal 2001 and operating income was $97 million, a decrease of $17 million from the same period last year. Operating margin fell to 5.5 percent from 6.3 percent for the same period last year (6.4 percent adjusted to exclude goodwill amortization expense of $3 million). Continued margin pressures from the vehicle manufacturers and production declines contributed to the operating margin decline. LVS continues to offset these margin challenges through restructuring and other programs aimed at lowering fixed costs. In addition, start-up costs associated with a new Detroit manufacturing facility negatively impacted the first six months of fiscal 2002 results by approximately $6 million.

CVS sales were $1,015 million, down from $1,135 million, or 11 percent, compared to last year's first six months. Operating income was $27 million, compared to $22 million in the same period last year. CVS operating margin was 2.7 percent, compared to 1.9 percent in the first six months of fiscal 2001 (2.5 percent after excluding goodwill amortization expense of $6 million). The continued decline in heavy-and medium-duty truck production was the major factor in the sales decrease. CVS has been able to offset much of the impact of the sales decline on its margins by lowering its fixed-cost structure through restructuring programs and other cost-reduction activities.

LVA sales were $399 million, down from $413 million, or 3 percent, compared to the first six months of fiscal 2001. Operating income increased to $21 million from $11 million for the same period last year. LVA operating margin increased to 5.3 percent in the first six months of fiscal 2002, up from 2.7 percent in fiscal 2001 (3.1 percent after excluding goodwill amortization expense of $2 million). While the markets remained weak for aftermarket parts, LVA was able to increase its operating margin as a result of improved pricing and the impact of ongoing cost reductions.

2001 Compared to 2000

     Sales

Sales for fiscal 2001 were $6,805 million, up $1,652 million, or 32 percent, over last year's sales of $5,153 million. Included in fiscal 2001 is a full year of sales attributable to the merger with Arvin, whereas fiscal 2000 includes Arvin results only for the fourth quarter. The increase in sales is due to $2,439 million of incremental sales from Arvin in the first three quarters of fiscal 2001, partially offset by a $787 million decline in sales relating primarily to the CVS segment, which has been experiencing a steep decline in Class 8 North American truck volumes. Fiscal 2001 Class 8 North American truck volumes declined 48 percent from fiscal 2000 levels. Pro forma sales in fiscal 2000, as if Arvin and Meritor had operated as a merged company during the entire year, were $7,722 million. The $917 million or 12 percent decline in

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sales from pro forma 2000 levels is attributable to the decline in heavy truck volumes, as described above, as well as volume declines in the North American light vehicle market and a softening of demand in the aftermarket.

LVS sales increased to $3,588 million in fiscal 2001 from $2,031 million a year ago, as a result of the incremental sales of $1,633 million in fiscal 2001 related to the merger with Arvin. This sales increase is slightly offset by $84 million of negative currency exchange. LVS sales were down $80 million, or 2 percent, from fiscal 2000's pro forma sales of $3,668 million. LVS sales in North America increased 83 percent (down 5 percent on a pro forma basis). Sales in South America and Europe were up 181 percent and 61 percent, respectively (both up 1 percent on a pro forma basis). Sales in Asia/Pacific grew 13 percent (6 percent on a pro forma basis).

CVS reported $2,199 million in sales for components and systems for original equipment and the aftermarket in fiscal 2001, including $41 million of incremental sales in fiscal 2001 related to the Arvin merger and $82 million of negative currency exchange, versus $2,872 million in fiscal 2000. CVS sales in North America were $1,464 million in fiscal 2001, down $556 million, or 28 percent from fiscal 2000. The 48 percent volume decline in the North American Class 8 truck market and the 29 percent decline in the North American medium truck market drove this decline. Western European sales were down $116 million, or 17 percent in a heavy and medium truck market that was down 4 percent. South American sales were down 1 percent, while sales in the rest of the world were flat. Sales of $2,199 million were down $727 million from $2,926 million pro forma in fiscal 2000.

The LVA business is attributable to Arvin, and accordingly is included in fiscal 2000 for only the fourth quarter. LVA sales were $859 million in fiscal 2001, versus $209 million in the prior year. The increase is due to the inclusion of $648 million of sales in the first three quarters of fiscal 2001 due to the merger. On a pro forma basis, LVA sales declined $91 million, or 10 percent, from $950 million pro forma fiscal 2000 sales. Softening customer demand resulted in depressed volumes in this segment.

     Operating Income

Fiscal 2001 operating income was $195 million, down $234 million from fiscal 2000. Operating margin was 2.9 percent in fiscal 2001 versus 8.3 percent in fiscal 2000. In fiscal 2001, we recorded charges totaling $84 million ($56 million after-tax, or $0.85 per share) related to restructuring costs and other items. The restructuring charge was $67 million, and the other items include a charge related to additional environmental liability of $5 million and an employee separation charge of $12 million. In fiscal 2000, we completed the sale of our LVS seat adjusting systems business for approximately $135 million in cash, resulting in a one-time gain of $83 million ($51 million after-tax, or $0.96 per share). Also during fiscal 2000, we recorded a restructuring charge of $26 million ($16 million after-tax, or $0.30 per share), merger expenses of $10 million ($6 million after-tax, or $0.11 per share), and a gain on sale of land of $6 million ($3 million after-tax, or $0.05 per share).

Excluding the restructuring costs and other charges, merger expenses and one-time gains, operating income was $279 million, down $97 million from $376 million in fiscal 2000. This decrease in operating income is primarily attributable to revenue declines in the CVS business of over 20 percent from fiscal 2000. Additionally, operating income from Other (business units not focused on automotive products) decreased $10 million. Partially offsetting these operating income declines is the favorable impact of including Arvin results for a full year in fiscal 2001, versus only the fourth quarter of fiscal 2000.

Segment operating income (which is operating income before restructuring costs and other charges, merger expenses, and gain on sale of business and other) of $279 million was down $236 million, or 46 percent from fiscal 2000's pro forma segment operating income of $515 million. The steep decline in CVS markets and the related decline in CVS revenues, particularly in North America, was the primary driver of this decline. The remaining decline is attributable to declines in operating income in the LVS and Other segments of $19 million each. Segment operating margin was 4.1 percent in fiscal 2001, as compared to 6.7 percent in pro forma fiscal 2000.

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LVS operating income was $213 million in fiscal 2001, up $64 million, or 43 percent, from fiscal 2000. Results from the merger with Arvin contributed an additional $74 million of operating income in fiscal 2001. LVS operating margin declined to 5.9 percent, from 7.3 percent in fiscal 2000. LVS operating income was down $19 million from pro forma 2000 operating income of $232 million and operating margin was 5.9 percent in fiscal 2001, versus 6.3 percent in pro forma fiscal 2000. Continued pricing pressures from the vehicle manufacturers, coupled with North American production declines, contributed to the operating margin decline. LVS continues to offset these challenges through restructuring and other programs aimed at lowering fixed costs.

CVS operating income was $32 million, a decrease of $189 million from fiscal 2000. Operating margin declined from 7.7 percent in fiscal 2000 to 1.5 percent in fiscal 2001. The margin decline was driven by the 48 percent drop in North American heavy truck volumes and the 29 percent decline in North American medium truck volumes. These volume reductions outpaced the lowering of our fixed costs. Compared to pro forma fiscal 2000, operating income was down $199 million, and operating margin was down from 7.9 percent.

LVA operating income was $44 million in fiscal 2001, with an operating margin of
5.1 percent, compared to operating income of $6 million and a related margin of
2.9 percent in fiscal 2000. The inclusion of a full year of activity in fiscal 2001, due to the merger with Arvin on July 7, 2000, added $28 million to operating income. Compared to pro forma fiscal 2000, operating income was up slightly from $43 million and operating margin was up 60 basis points from 4.5 percent. The operating margin increase is the result of improved pricing, the favorable impact of ongoing cost reductions and lower changeover spending.

     Equity in Earnings of Affiliates

Equity in earnings of affiliates declined to $4 million, as compared to $29 million a year ago, primarily due to declining earnings from commercial vehicle affiliates. Equity in earnings of affiliates was $40 million on a pro forma basis in fiscal 2000.

     Interest Expense, Net and Other

Interest expense, net and other, for fiscal 2001 was $136 million, up $47 million, or 53 percent, from $89 million in fiscal 2000. This increase is primarily attributable to the July 7, 2000 merger with Arvin, which increased total debt by over $700 million. The decline in interest expense, net and other, from $142 million pro forma 2000 to $136 million in 2001 reflects lower debt levels and interest rates. Included in fiscal 2001 interest expense, net and other, is a discount of $3 million on the sale of receivables.

     Income Taxes

The effective income tax rate in fiscal 2001 was 33.5 percent, compared to 38.2 percent in fiscal 2000. The effective tax rate has been favorably impacted by ongoing legal entity restructuring, which more closely aligns our organization structure with the underlying operations of the business.

     Net Income and Basic and Diluted Earnings Per Share

Net income for fiscal 2001 was $35 million, or $0.53 per basic and diluted share, a decrease of 84 percent and 87 percent, respectively, as compared to fiscal 2000 net income of $218 million, or $4.12 per basic and diluted share. On a pro forma basis, fiscal 2000 basic and diluted earnings per share was $4.02.

2000 Compared to 1999

     Sales

Sales for fiscal 2000 were $5,153 million, up $703 million, or 16 percent, over fiscal 1999 sales of $4,450 million. Included in fiscal 2000 sales are $714 million of sales attributable to the merger with Arvin and a decrease of about $130 million due to currency exchange. The sale of the seat adjusting systems business in November 1999 resulted in a decrease of $98 million in sales year-over-year. Additionally, the

                                       S-17
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transmission and clutch business contributed sales of $166 million in fiscal
1999. The results of this business are now reported as affiliate income, due to the formation of the ZF Meritor joint venture in fiscal 1999. Pro forma sales, as if Arvin and Meritor had operated as a merged company in all periods, were $7,722 million in fiscal 2000, an increase of 3 percent over pro forma 1999 sales.

LVS sales increased $456 million, or 29 percent, to $2,031 million from $1,575 million in fiscal 1999. Fiscal 2000 sales include $447 million of sales from Arvin businesses. The remaining increase in sales is due to penetration gains and strong industry volumes which were partially offset by the sale of the LVS seat adjusting systems business in early fiscal 2000 and the $84 million negative impact of currency. The seat adjusting systems business had fiscal 1999 sales of $129 million and fiscal 2000 sales of $31 million. On a pro forma basis, LVS sales for fiscal 2000 were $3,668 million, up $194 million or 6 percent from $3,474 million in 1999. Additional market penetration gains in exhaust systems drove this growth. LVS sales in North America grew 48 percent (11 percent on a pro forma basis). Sales in South America and Asia/Pacific grew 7 percent and 5 percent, respectively (up 4 percent and 6 percent on a pro forma basis, respectively). Sales in Europe were up 15 percent (down 2 percent on a pro forma basis).

CVS reported $2,872 million in sales of components and systems for original equipment and the aftermarket in fiscal 2000, including $17 million attributable to the merger with Arvin, which was down slightly from fiscal 1999 sales. CVS sales in North America were $2,020 million, down $148 million, or 7 percent, from $2,168 million in fiscal 1999. The decline in North American heavy truck markets of approximately 8 percent drove this decline. European sales were up $103 million, or 18 percent, and South American sales were up $18 million, or 27 percent, while sales in the rest of the world were up $24 million. On a pro forma basis, CVS sales would have been $2,926 million in fiscal 2000, down $15 million, or 1 percent, from pro forma 1999 sales.

LVA sales were $209 million in fiscal 2000 with no sales in fiscal 1999, because this business is attributable to Arvin and is included in the consolidated results only from July 7, 2000, and forward. On a pro forma basis, LVA sales in fiscal 2000 were $950 million, an increase of 5 percent, or $44 million from pro forma 1999 levels. The increase in pro forma sales is attributable primarily to the inclusion of a full year of results of the Purolator business, which was acquired by Arvin in March 1999. Purolator generated $318 million of pro forma sales in fiscal 2000, as compared to $203 million in pro forma sales in fiscal 1999. These increases were partially offset by price reductions and product mix issues, the negative impact of currency translation and a softening of markets in both North America and Europe in the latter part of the fiscal year.

     Operating Income

Fiscal 2000 operating income was $429 million, up $70 million from fiscal 1999. Operating margin was 8.3 percent in fiscal 2000 versus 8.1 percent in fiscal 1999. In fiscal 2000, we completed the sale of our LVS seat adjusting systems business for approximately $135 million in cash, resulting in a one-time gain of $83 million ($51 million after-tax, or $0.96 per share). Also during fiscal 2000, we recorded a restructuring charge of $26 million ($16 million after-tax, or $0.30 per share), merger expenses of $10 million ($6 million after-tax, or $0.11 per share) and a gain on sale of land of $6 million ($3 million after-tax, or $0.05 per share). Fiscal 1999 operating income was $359 million, and includes a restructuring charge of $28 million ($17 million after-tax, or $0.33 per share) and a one-time gain of $24 million ($18 million after-tax, or $0.34 per share) in connection with the formation of a transmission and clutch joint venture with ZF.

Excluding the restructuring charges, merger costs and one-time gains from sales of businesses and assets, operating income was $376 million in fiscal 2000, up $13 million from $363 million in fiscal 1999. This increase is attributable to the results of Arvin, included in results after July 7, 2000. Segment operating margin was 7.3 percent in fiscal 2000, as compared to 8.2 percent in fiscal 1999. On a pro forma basis, segment operating income was $515 million in fiscal 2000, down 3 percent from $533 million in fiscal 1999. Pro forma segment operating margin declined from 7.1 percent in fiscal 1999 to 6.7 percent in fiscal 2000.

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LVS operating income was $149 million in fiscal 2000, with operating margin of
7.3 percent. Operating income was up $19 million, or 15 percent, from 1999, although operating margin decreased from 8.3 percent. Results from the merger with Arvin contributed $7 million of operating income in fiscal 2000. Operating income increased due to the volume contribution from higher sales and favorable product mix. On a pro forma basis, operating income for fiscal 2000 increased $33 million, or 17 percent, to $232 million. Pro forma operating margin increased from 5.7 percent in fiscal 1999 to 6.3 percent in fiscal 2000.

CVS operating income was $221 million in fiscal 2000, a decrease of 5 percent from 1999. Operating margin declined by 40 basis points to 7.7 percent in fiscal 2000. The decline in margin was driven by higher costs due to unfavorable economics, the negative impact of currency exchange and higher warranty expenses. On a pro forma basis, operating income for fiscal 2000 was $231 million, also down 6 percent from pro forma fiscal 1999. Pro forma operating margin of 7.9 percent also declined by 40 basis points.

LVA operating income was $6 million in fiscal 2000, with an operating margin of
2.9 percent. This business was acquired as part of the merger with Arvin and is, accordingly, included in the consolidated results from July 7, 2000, and forward. On a pro forma basis, operating income and margin for fiscal 2000 were $43 million and 4.5 percent, respectively, down from fiscal 1999 pro forma operating income of $72 million and related margin of 7.9 percent. The decline in LVA pro forma operating income relates primarily to reduced pricing and product mix issues, and was partially offset by increased volume. The decline in operating income also reflects the soft market conditions experienced in late fiscal 2000 and consolidation of the distribution channel base.

     Equity in Earnings of Affiliates

Equity in earnings of affiliates was down $6 million in fiscal 2000, to $29 million, primarily as a result of the lower North American truck volumes.

     Interest Expense, Net and Other

Interest expense, net and other, for fiscal 2000 was $89 million, up $28 million from fiscal 1999 interest expense, net and other, of $61 million. The increase was primarily attributable to higher debt levels associated with acquisitions and the share repurchase programs. On a pro forma basis, fiscal 2000 interest expense, net and other, increased $25 million, to $142 million, primarily as a result of the share repurchase programs and acquisitions made during fiscal 1999.

     Income Taxes

Our effective income tax rate in fiscal 2000 was 38.2 percent, compared to 38.8 percent in fiscal 1999. The tax rate decline was primarily due to our legal entity restructuring which more closely aligns our organizational structure with the underlying operations of the business.

     Net Income and Basic and Diluted Earnings Per Share

Net income for fiscal 2000 was $218 million, or $4.12 per basic and diluted share, an increase of 12 percent and 10 percent, respectively, as compared with fiscal 1999 net income of $194 million, or $3.75 per basic and diluted share. On a pro forma basis, fiscal 2000 basic and diluted earnings per share was $4.02, compared to 1999 basic and diluted earnings per share of $3.67.

FINANCIAL CONDITION

Operating Cash Flow

Cash provided by operating activities for the first six months of fiscal 2002 was $138 million, a decrease of $27 million compared to the first six months of fiscal 2001 (excluding the $100 million impact of the accounts receivable securitization program, discussed below). Depreciation and other amortization expense

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was $94 million for the first six months of fiscal 2002. We anticipate depreciation and other amortization expense to be approximately $190 million to $200 million for the entire fiscal year.

Our cash provided by operating activities was $605 million in fiscal 2001, and is primarily the result of significant improvement in working capital levels and the sale of $211 million of receivables (see below). Working capital improvements were driven by improved inventory turnover and higher days in payables. Cash provided by operating activities was $228 million and $262 million in fiscal 2000 and 1999, respectively. The decline in cash provided by operating activities in fiscal 2000 from fiscal 1999 is primarily the result of working capital levels not being reduced commensurate with the decline in sales during the fourth quarter of fiscal 2000. In addition, increased pension funding and retiree medical payments contributed to the reduction from 1999 levels.

Investing Cash Flow

Cash used for investing activities was $85 million and $130 million for the first six months of fiscal 2002 and 2001, respectively. Capital expenditures were $64 million in the first six months of fiscal 2002, compared to $103 million in the first six months of fiscal 2001. The decrease was driven by our fiscal 2002 cost-reduction initiatives, which included limitations on capital spending and salaried workforce reductions (discussed previously). We anticipate full year fiscal 2002 capital expenditures of approximately $170 million to $180 million. Cash used for other investing activities consists primarily of deferred payments associated with acquisitions made in prior years and additional investment in our affiliates.

Our operating cash flow allowed us to fund capital expenditures of $206 million in fiscal 2001. In fiscal 2001, cash used for investing activities also included $34 million used for the acquisition of a business and investments. The cash used was partially offset by $30 million of proceeds from dispositions of assets and an investment in an affiliate.

In fiscal 2000, cash used for investing activities included capital expenditures of $225 million, cash payments of $49 million relating to the merger between Arvin and Meritor and cash used for acquisitions of businesses and investments of $74 million. This cash used was partially offset by $148 million of proceeds from dispositions of assets, property and businesses, primarily relating to the sale of the seat adjusting systems business. The increase in capital spending for fiscal 2000 compared to fiscal 1999 was due in part to the inclusion of Arvin capital expenditures after the merger.

In fiscal 1999, cash used for investing activities included capital expenditures of $170 million and cash used for three acquisitions totaling $573 million, offset somewhat by $51 million of proceeds from the formation of the transmission and clutch joint venture with ZF Friedrichshafen AG (ZF).

Financing Cash Flow

Cash used for financing activities in the first six months of fiscal 2002 included a net reduction in debt of $66 million. Included in the net reduction in debt were net proceeds of $394 million from the issuance of notes (see below) and the purchase of preferred capital securities of $18 million. Cash used for financing activities also includes payments of $13 million for cash dividends and proceeds of $17 million from the exercise of stock options. Our second quarter dividend of $0.10 per share was paid on March 25, 2002, to shareowners of record on March 4, 2002. Cash used for financing activities for the first six months of fiscal 2001 included the purchase of preferred capital securities of $10 million, purchases of our common stock of $31 million, cash dividends of $29 million and a decrease in revolving debt of $99 million.

Cash used for financing activities was $402 million in fiscal 2001. Cash provided by operating activities was used to repay $303 million of debt and $17 million of preferred capital securities. Additionally, we made payments of $31 million for the repurchase of our stock and $51 million for cash dividends in fiscal 2001.

Net cash provided by financing activities was $38 million in fiscal 2000. The net increase in revolving debt in fiscal 2000 was $245 million. We made payments of $172 million for the repurchase of our common stock and $35 million for cash dividends.

Net cash provided by financing activities was $441 million in fiscal 1999. This amount included a $507 million increase in debt, primarily related to the February 1999 public offering of $500 million of debt securities. The proceeds were used to repay existing indebtedness, including short-term credit facilities entered into to facilitate three acquisitions. In addition, we made payments of $6 million for the repurchase of our stock, $29 million for cash dividends and $31 million for the settlement of interest rate agreements entered into in fiscal 1998 to secure interest rates in anticipation of offering debt securities.

LIQUIDITY

Long-Term Debt

At March 31, 2002, we had two unsecured credit facilities: a 364-day, $750 million revolving credit facility and a five-year $750 million revolving credit facility. The 364-day facility matured on June 26, 2002 and was replaced by a 3-year, $400 million revolving credit facility that matures in June 2005 under which we currently have no borrowings outstanding. The five-year facility matures on June 27, 2005. We also have $50 million of unsecured lines of credit and a commercial paper program with authorized borrowings of up to $1 billion. Interest rates applicable to the commercial paper borrowings are currently higher than the cost of other available sources of financing, and no commercial paper borrowings were outstanding as of March 31, 2002 or September 30, 2001.

Our credit facilities require us to maintain ratios specified in financial covenants as of the end of each quarter. These ratios, as defined in the agreements, include a total debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio of 3.25x, and a minimum fixed charge coverage ratio (EBITDA less capital expenditures to interest expense) of 1.50x. Noncompliance with these covenants would constitute an event of default, and could allow lenders to suspend additional borrowings and accelerate repayment of outstanding borrowings. At March 31, 2002, we were in compliance with all covenants and there have been no events of default. In addition, if our credit ratings were reduced from current investment grade levels, the downgrade would result in increased interest costs and facility fees in connection with these facilities.

On April 12, 2001, we filed a shelf registration statement with the Securities and Exchange Commission registering $750 million aggregate principal amount of debt securities that may be offered in one or more series on terms to be determined at the time of sale. On February 26, 2002, we completed a public offering of debt securities under the shelf registration consisting of $400 million 10-year fixed-rate 8.75 percent notes due March 1, 2012. The notes were offered to the public at 100 percent of their principal amount, and the proceeds, net of underwriting discounts and commissions, were used to repay existing indebtedness under our revolving credit facilities. The notes offered by this prospectus supplement are part of the debt securities registered in the shelf registration statement.

We entered into two separate interest rate swap agreements in March 2002 and, in effect, converted $400 million total notional amount of our fixed rate notes to variable interest rates. Under the terms of the swap agreements, we receive a fixed rate of interest of 8.75 percent and 6.8 percent on notional amounts of $300 million and $100 million respectively, and pay variable rates based on 3-month LIBOR plus a weighted average spread of 2.51 percent.

Other Financing Arrangements

     Accounts Receivable Securitization Facility

We participate in an asset securitization facility to improve financial flexibility and lower interest costs. ArvinMeritor Receivables Corporation
(ARC), our wholly owned subsidiary, has entered into an agreement to sell an undivided interest in up to $250 million of trade receivables to a group of banks. The accounts receivable sold are reflected as a reduction to accounts receivable in the consolidated balance sheet. As of March 31, 2002, we had utilized $211 million of the asset securitization facility.

Although the facility allows for the sale of up to $250 million, this is predicated on the amount of qualifying receivables. As of March 31, 2002, we had sold the maximum amount that was available based on our qualifying receivables. If our credit ratings are reduced to certain levels, or if certain receivables performance-based covenants are not met, it would constitute a termination event which, at the option of the banks, could result in termination of the facility. At March 31, 2002, we were in compliance with all covenants.

     Leases

We have entered into agreements to lease certain assets. These assets are held by special purpose entities ("SPEs"), which were established and are owned by independent third parties. In accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases", the lease agreements are accounted for as operating leases and the lease payments are charged to operating income. Under current accounting principles generally accepted in the U.S., the assets and the related obligations are excluded from the consolidated balance sheet, and we do not consolidate the SPEs due to ownership by independent third parties. As of March 31, 2002, we had approximately $156 million outstanding under these arrangements. Several of these leases require us to maintain at the end of each quarter financial ratios that are similar to those in our revolving credit agreements. Noncompliance with these covenants could result in termination of the agreements and acceleration of the company's obligations. At March 31, 2002, we were in compliance with all covenants.

Product Recall Campaign

We have recalled certain of our commercial vehicle axles equipped with TRW model 20-EDL tie rod ends because of potential safety-related defects in those ends. TRW, Inc. ("TRW") manufactured the affected tie rod ends from June 1999 through June 2000, and supplied them to us for incorporation into our axle products.

TRW commenced recall campaigns in August 2000 and June 2001 covering 24 weeks of production due to a purported manufacturing anomaly identified by TRW. However, after an analysis of field returns and customer reports of excessive wear, we concluded that the defect was based on the design of a bearing used in the ball socket, which is part of the tie rod end, and not on the purported anomaly in the manufacturing process. We reported our finding to the National Highway Transportation Safety Administration in April 2002 and expanded the recall campaign to cover all of our axle products that had incorporated TRW model 20-EDL tie rod ends.

We estimate the cost of recalling all TRW Model 20-EDL tie rod ends to be approximately $30 million, of which approximately $13 million is estimated to be covered by TRW's recall campaigns. We believe we are entitled to reimbursement by TRW for our costs associated with the campaigns and, as of March 31, 2002, we have not accrued a reserve for this issue. On May 6, 2002, we filed suit against TRW in the U.S. District Court for the Eastern District of Michigan, claiming breach of contract and breach of warranty and seeking compensatory and consequential damages in connection with the recall campaign.

OTHER INFORMATION

We have retirement medical and defined benefit pension plans that cover most of our U.S. and certain non-U.S. employees. Retirement medical plan benefit payments aggregated $53 million in fiscal 2001, $49 million in fiscal 2000 and $41 million in fiscal 1999. We made pension plan contributions of $44 million in fiscal 2001, $40 million in fiscal 2000 and $30 million in fiscal 1999. Management expects to fund at least the minimum pension plan contributions required by government regulations for the various plans and anticipates that pension plan funding will be between $40 million and $60 million in fiscal 2002.

Our total debt to capitalization ratio was 66 percent at March 31, 2002 and 67 percent at September 30, 2001 and 2000. We regularly consider various strategic and business opportunities, including acquisitions. Although no assurance can be given as to whether or when any acquisitions may be consummated, if an agreement were to be reached, we could finance such acquisitions by issuance of additional debt or equity securities. The additional debt from any acquisitions, if consummated, could increase our total debt to capitalization ratio.

Based upon our projected cash flow from operations, existing bank credit facilities and the proceeds of this offering, management believes that sufficient liquidity is available to meet anticipated operating, capital and dividend requirements for the next 12 months.

AFFILIATES

At September 30, 2001, we had 14 joint ventures which were not majority-owned and controlled and were accounted for under the equity method of accounting. These strategic alliances provide for sales, product design, development and manufacturing in certain product and geographic areas. Aggregate sales of these affiliates were $1,782 million, $924 million and $488 million in fiscal 2001, 2000 and 1999, respectively. The increase in fiscal 2001 is due to the inclusion of $1,129 million in sales from Arvin's affiliates in the first three quarters of fiscal 2001 versus none from Arvin's affiliates in the corresponding period of the prior year, due to the merger, offset slightly by the decline in sales of certain CVS affiliates. The increase in fiscal 2000 is due to the inclusion of approximately $290 million in sales from Arvin's affiliates and $146 million attributable to sales of the ZF Meritor joint venture created in late fiscal 1999.

INTERNATIONAL OPERATIONS

Approximately 41 percent of our total assets as of September 30, 2001, and 37 percent of fiscal 2001 sales were outside North America. Management believes that international operations have significantly benefited our financial performance. However, international operations are subject to a number of risks inherent in operating abroad. There can be no assurance that these risks will not have a material adverse impact on our ability to increase or maintain our foreign sales or on our financial condition or results of operations. Our sales in fiscal 2001 and 2000 were negatively impacted by approximately $170 million and $130 million, respectively, due to exchange rate changes. Operating income in fiscal 2001 and 2000 was negatively impacted due to foreign exchange by $19 million and $20 million, respectively. The impact the euro and other currencies will have on our sales and operating income is difficult to predict in fiscal 2002.

On January 1, 2002, the euro became the sole legal tender in 12 countries of the European Union. We are engaged in business in many of the countries that participate in the European Monetary Union, and sales for fiscal 2001 in these countries were approximately 18 percent of our total sales. In addition, we enter into foreign currency forward exchange contracts denominated in the euro and have borrowings in participating countries.

We have made the necessary adjustments to accommodate the euro conversion, including modifications to our information technology systems and programs, pricing schedules and financial instruments, and believe that the conversion has not had and will not have a material adverse effect on our business, financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to foreign currency exchange rate risk related to our transactions denominated in currencies other than the U.S. dollar and interest rate risk associated with our debt.

We enter into foreign currency forward exchange contracts to minimize the risk of unanticipated gains and losses from currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. It is our policy not to enter into derivative financial instruments for speculative purposes, and therefore, we hold no derivative instruments for trading purposes.

We have performed a sensitivity analysis assuming a hypothetical 10 percent adverse movement in foreign currency exchange rates and interest rates applied to the underlying exposures described above. As of March 31, 2002, the analysis indicated that such market movements would not have a material effect on our business, financial condition or results of operations. Actual gains or losses in the future may differ significantly from that analysis, however, based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and our actual exposures.

We entered into two separate interest rate swap agreements in March 2002 and, in effect, converted $400 million total notional amount of fixed rate notes to variable interest rates. Under the terms of the swap agreements, we receive a fixed rate of interest of 8.75 percent and 6.8 percent on notional amounts of $300 million and $100 million, respectively, and we pay variable rates based on 3-month LIBOR plus a weighted average spread of 2.51 percent.

NEW ACCOUNTING PRONOUNCEMENTS

Effective October 1, 2001, we adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets," which requires goodwill to be subject to an annual impairment test, or more frequently if certain indicators arise, and also eliminates goodwill amortization. As required by this standard, we reviewed the fair values of each of our reporting units using discounted cash flows and market multiples. As a result of this review, we recorded an impairment loss on goodwill as a cumulative effect of accounting change for our Coil Coating operations (classified as "other" for segment reporting) of $42 million ($42 million after-tax, or $0.63 per diluted share) in the quarter ended December 31, 2001. Increased competition, consolidation in the coil coating applications industry and the struggling U.S. steel market caused a decrease in the fair value of this business. The adoption of the new accounting standard also eliminated goodwill amortization expense of $12 million ($10 million after-tax, or $0.15 per diluted share) for the first six months of fiscal 2002 and will eliminate $24 million ($20 million after-tax, or $0.30 per diluted share) for the full year.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets". The new standard requires an impairment loss to be recognized if the carrying value of a long-lived asset or asset group is greater than the future undiscounted cash flows, and broadens the definition of discontinued operations to include a component of a segment. SFAS 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early adoption encouraged. We do not expect the adoption of this statement to have a significant impact on our financial position or results of operations.

There were no new accounting pronouncements adopted by us in fiscal 2001 that had a material impact on our financial condition or results of operations. We adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, on October 1, 2000, and we adopted Statement of Financial Accounting Standards No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities -- a replacement of FASB Statement No. 125" in the second quarter of fiscal 2001. The adoption of these statements did not have a material impact on us.

                                    BUSINESS

GENERAL

We are a leading global supplier of a broad range of integrated systems, modules and components serving light vehicle, commercial truck, trailer and specialty original equipment manufacturers (OEMs) and certain aftermarkets. We serve a broad range of OEM customers worldwide, including truck OEMs, light vehicle OEMs, semi-trailer producers and off-highway and specialty vehicle manufacturers, and the related aftermarkets. As of September 30, 2001, we operated 165 manufacturing facilities in 27 countries around the world. Sales outside the United States accounted for approximately 49% of total sales in fiscal 2001.

We serve customers worldwide through three operating segments:

- Light Vehicle Systems (LVS) supplies aperture systems (roof, door and access control systems and motion control products), undercarriage systems (suspension, ride control and wheel products) and air and emissions systems for passenger cars, light trucks and sport utility vehicles to OEMs.

- Commercial Vehicle Systems (CVS) supplies drivetrain systems and components, including axles, brakes, drivelines and ride control products, for medium- and heavy-duty trucks, trailers and off-highway equipment and specialty vehicles.

- Light Vehicle Aftermarket (LVA) supplies exhaust, ride control and filter products and accessories to the passenger car, light truck and sport utility aftermarket.

Business units that do not primarily focus on automotive products are classified as "Other." Our coil coating operation is the primary component in this classification.

ArvinMeritor was incorporated in Indiana in March 2000 in connection with the merger of Meritor Automotive, Inc. and Arvin Industries, Inc., which was effective on July 7, 2000.

References to our being a leading supplier or the world's leading supplier, and other similar statements as to our relative market position, are based principally on calculations we have made. These calculations are based on information we have collected, including company and industry sales data obtained from internal and available external sources, as well as our estimates. In addition to such quantitative data, our statements are based on other competitive factors such as our technological capabilities, our research and development efforts and innovations, and the quality of our products and services, in each case relative to that of our competitors in the markets we address.

INDUSTRY DEVELOPMENTS AND OUTLOOK

The industry in which we operate is cyclical and has been characterized historically by periodic fluctuations in demand for vehicles for which we supply products. Lower demand in several of our principal markets, including commercial truck and light vehicle markets in North America and light vehicle replacement markets, had a negative effect on our financial results for fiscal 2001 and continue to have an effect in 2002. Our most recent outlook for our major served markets for fiscal 2002 continues to anticipate some declines from fiscal 2001 levels. Currency fluctuations, notably weakness of the euro relative to the U.S. dollar, also impacted us in 2001 and may continue to impact us in 2002.

We continue to seek to mitigate the effects of these negative factors by implementing cost-reduction initiatives, limiting capital spending, reducing salaried workforce, reducing the number of our facilities and improving operational efficiencies. In that connection, we have undertaken restructuring actions and have achieved merger synergies in fiscal 2001 to improve efficiency and realize cost reductions.

BUSINESS STRATEGIES AND INDUSTRY TRENDS

We are a global supplier of a broad range of components and systems for use in commercial, specialty and light vehicles worldwide, and we have developed market positions as a leader in most of our served markets. In the short term, we seek to maintain these market positions in the face of industry downturns described above. In the longer term, we work to enhance our leadership positions and capitalize on our existing customer, product and geographic strengths, and to increase sales, earnings and profitability. We employ various business strategies to achieve these goals as discussed below.

Several significant trends in the automotive industry influence our business strategies. These trends, which present opportunities and challenges to industry suppliers, include the globalization of OEMs and their suppliers, increased outsourcing by OEMs, increased demand for modules and systems by OEMs, with an increasing emphasis on engineering and technology and the consolidation of suppliers worldwide.

Our business strategies and the industry trends that affect them include the following:

Continuously Improve Core Business Processes

As OEMs expand their global presence to reach new markets, they are able to achieve significant cost savings and enhanced product quality and consistency by sourcing from the most capable full-service global suppliers. The criteria for selection of suppliers have increasingly focused on quality, cost and responsiveness. We have responded to this trend by continuously improving our core business processes through investment in information technology and capital equipment; rationalization of production among facilities; deintegration of non-core processes; establishment of flexible assembly sites; and simplification and increased commonality of products.

The goals of these actions are to reduce costs, improve product quality and lower required asset investment levels, which should result in reduced product development times or cycles and more flexibility to meet customer needs.

The merger provided an opportunity to advance this continuous improvement process by combining or selecting between the best practices of both constituent companies. In fiscal 2001, we launched the ArvinMeritor Performance System
(AMPS) program, a continuous improvement initiative based on the best principles of Arvin's Total Quality Production System and Meritor's White Shirt continuous improvement program.

Leverage Geographic Strengths

As OEMs globalize, they also have the opportunity to take advantage of economies of scale through global sourcing of components and systems. Geographic expansion to meet the global sourcing needs of customers and to address new markets will continue to be an important element of our growth strategy.

Management believes opportunities exist to further increase our presence in the light vehicle OEM market where, prior to the current downturn in the industry, our sales of light vehicle products increased each year from 1996 to 2000. The merger has enhanced our LVS product offerings and improved our ability to take advantage of these opportunities.

We also believe there are opportunities to increase sales to heavy-duty and medium-duty commercial vehicle OEMs in Europe, building on established customer relationships with our North American affiliates and our existing manufacturing presence in Europe. Emerging markets such as the Asia/Pacific region and South America also present growth opportunities, as demand for commercial, specialty and light vehicles increases in these areas. In evaluating opportunities in these emerging markets, we will continue to assess the economic situation in these regions and its potential effect on our businesses and served markets.

Capitalize on Customer Outsourcing Activities

OEMs are responding to global competitive pressures to improve quality and reduce manufacturing costs and related capital investments by outsourcing products that historically have been engineered and manufactured internally. Outsourcing enables OEMs to focus on their core design, assembly and marketing capabilities. One of our significant growth strategies is to provide lower cost and higher quality products to customers that are increasing their outsourcing activities.

Management believes truck and trailer OEMs in Europe will increasingly outsource in order to achieve cost and efficiency advantages. We work closely with current and prospective customers worldwide to identify and implement mutually beneficial outsourcing opportunities.

In markets addressed by LVS, the increased outsourcing trend has extended not only to components, but to entire modules and systems, requiring suppliers to provide a higher level of engineering, design, and electromechanical and systems integration expertise in order to remain competitive. Increased outsourcing by light vehicle OEMs has resulted in higher overall per vehicle sales by independent suppliers and presents the opportunity for supplier sales growth independent of the overall automotive industry growth trend.

We have sought and will continue to seek to capitalize on this trend by using our broad product lines and design, engineering and manufacturing expertise to expand sales of higher value modules and systems. For example, Air2Air(TM), LVS's new integrated airflow system, expands our existing exhaust system products to incorporate air induction components that are customarily produced internally by OEMs. In addition, LVS has developed, and is the leading supplier of, complete roof modules comprised of a roof liner bound to an outer shell using a patented process. These modules can also incorporate LVS sunroof technology and such items as sun visors, grab handles and interior lighting, as well as aerials and loudspeakers. LVS currently has development contracts for roof modules with several OEMs. While no assurances can be made, these arrangements have the potential of resulting in increased sales to OEMs in the future.

Introduce New Systems and Technologies

As OEMs seek the most capable global suppliers, the criteria for selection include not only quality, cost and responsiveness, but also certain full-service capabilities, including an increasing emphasis on design and engineering.

We plan to continue investing in new technologies and product development and to continue working closely with our customers to develop and implement design, engineering, manufacturing and quality improvements. For example, we are continuing to develop technical expertise that will permit us to assist customers in meeting new and more stringent emissions requirements that are phased in over the next ten years in our primary markets in North America and Europe. In addition, we are developing braking systems technology that would assist customers in meeting proposed U.S. regulations to improve braking performance and reduce stopping distances for commercial motor vehicles.

Management believes that the strategy of continuing to introduce new and improved systems and technologies will be an important factor in our efforts to achieve our growth objectives. We will draw upon the engineering resources of our Technical Centers in Troy, Michigan and Columbus, Indiana, and our engineering centers of expertise in the United States, Brazil, Canada, France, Germany and the United Kingdom.

Leverage Aftermarket Business

Longer product lives of automotive parts adversely affect the demand for some aftermarket products. The average useful life of automotive products has been increasing steadily in recent years, due to innovations in products and technologies, resulting in less frequent replacement of parts and a negative effect on aftermarket sales.

We seek to mitigate the effects of this trend by using our existing distribution channels to market new products, both those manufactured by us and those manufactured by others and sold by us under distribution agreements. The merger furthered this strategy by combining Arvin's strength in the light vehicle aftermarket with Meritor's strength in the commercial vehicle aftermarket, thereby providing opportunities for operating synergies and cross-selling of products.

Selectively Pursue Strategic Opportunities

The globalization of OEMs and the trend toward entering into supply arrangements with the most capable global suppliers have contributed to the consolidation of automotive suppliers into larger, more efficient and more capable companies. We regularly evaluate various strategic and business development opportunities, including licensing agreements, marketing arrangements, joint ventures, acquisitions and dispositions. We intend to continue to selectively pursue alliances and acquisitions that would allow us to gain access to new customers and technologies, penetrate new geographic markets and enter new product markets. We also intend to continue to review the prospects of our existing businesses to determine whether any of them should be modified, restructured, sold or otherwise discontinued.

PRODUCTS

We design, develop, manufacture, market, distribute, sell, service and support a broad range of products for use in commercial, specialty and light vehicles. In addition to sales of original equipment systems and components, we provide our products to OEMs, dealers, distributors, fleets and other end-users in the related aftermarkets. The merger has enhanced our product lines and provided opportunities for increased sales through cross-marketing products and services to customers of the two constituent companies.

The following chart sets forth operating segment sales by product for each of the three fiscal years ended September 30, 2001. Product sales by Arvin and its subsidiaries are included only for periods after the date of the merger. A narrative description of the principal products of our three operating segments and other operations follows the chart.
                                SALES BY PRODUCT

                                                                FISCAL YEAR ENDED
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                              2001     2000     1999
                                                              ----     ----     ----
LVS(1):
  Aperture Systems(2).......................................   17%      23%      27%
  Undercarriage Systems.....................................   11        9        8
  Air and Emissions Systems.................................   25        7       --
                                                              ---      ---      ---
     Total LVS..............................................   53%      39%      35%
                                                              ---      ---      ---
CVS:
  Drivetrain Systems........................................   13%      23%      25%
  Stopping Systems..........................................    8       13       13
  Specialty Products........................................    6       10       12
  Suspension Systems and Trailer Products(1)................    5        9       11
  Transmissions and Clutches(3).............................   --        1        4
                                                              ---      ---      ---
     Total CVS..............................................   32%      56%      65%
                                                              ---      ---      ---
LVA(1):
  Exhaust System Products...................................    5%       2%      --%
  Ride Control Products.....................................    4        1       --
  Filtration Products.......................................    4        1       --
                                                              ---      ---      ---
     Total LVA..............................................   13%       4%      --%
                                                              ---      ---      ---
Other(1)....................................................    2%       1%      --%
                                                              ---      ---      ---
Total.......................................................  100%     100%     100%
                                                              ===      ===      ===

---------------

(1) Sales relating to motion control systems (included in aperture systems), ride control systems (included in undercarriage systems and suspension systems and trailer products), air and emissions systems, LVA products and Other are included only for periods after the date of the merger, July 7, 2000.

(2) We sold the seat adjusting systems business in November 1999 and sold the seat motors business in August 2001. Sales from these products are included in aperture systems prior to these dates.

(3) In August 1999, we transferred the transmission and clutch business to a new 50%-owned joint venture.

Light Vehicle Systems

A key strategy of LVS is to develop our market position in aperture systems (including roof, door and access control systems and gas springs), undercarriage components and systems (including suspension systems, ride control products and wheel products) and exhaust systems. The merger provided an enhanced platform for expansion of this business and improved our ability to supply suspension systems and corner modules to light vehicle OEMs. The following products comprise our LVS portfolio.

     Aperture Systems

Roof Systems. We are one of the world's leading independent suppliers of sunroofs and roof systems products for use in passenger cars, light trucks and sport utility vehicles. We make one-piece, modular roof systems, some of which incorporate sunroofs, that provide OEMs with cost savings by reducing assembly time and parts. Our roof system manufacturing facilities are located in North America, Europe and the Asia/Pacific region.

Door Systems. We are a leading supplier of manual and power window regulators and a leading supplier of integrated door modules and systems. We manufacture window regulators at plants in North America, Europe and the Asia/Pacific region for light vehicle and heavy-duty commercial vehicle OEMs. Our wide range of power and manual door system products utilize numerous technologies and offer our own electric motors, which are designed for individual applications and to maximize operating efficiency and reduce noise levels.

Access Control Systems. We supply manual and power activated latch systems to light vehicle and heavy-duty commercial vehicle manufacturers, with leadership market positions in Europe and a market presence in North America and the Asia/Pacific region. Our access control products include modular and integrated door latches, actuators, trunk and hood latches and fuel flap locking devices. We have access control systems manufacturing facilities in North America, Europe and the Asia/Pacific region.

Motion Control Systems. We are a worldwide leader in the manufacture and supply of motion control and counterbalancing systems for the automotive industry. Our products include gas lift supports and vacuum actuators. We have motion control systems manufacturing facilities in the United States and the United Kingdom.

     Undercarriage Systems

Suspension Systems. Through our 57%-owned joint venture with Mitsubishi Steel Manufacturing Co., we are one of the leading independent suppliers of products used in suspension systems for passenger cars, light trucks and sport utility vehicles in North America. Our suspension system products, which are manufactured at facilities in the United States and Canada, include coil springs, stabilizer bars and torsion bars. In addition, we supply automotive suspension components for the European light vehicle market from a manufacturing facility in England. Prior to the current downturn in the industry, this business experienced significant sales growth over recent years, as light vehicle OEMs have increased their outsourcing of suspension system products and the light vehicle market has grown.

Ride Control Systems. We provide ride control products, including shock absorbers, struts, ministruts and corner modules. Through our joint ventures with Kayaba Industries, Inc., we manufactured ride control products and were a leading supplier in the European OEM market in fiscal 2001.

Wheel Products. We are a leading supplier of steel wheel products to the light vehicle OEM market, principally in North and South America. We have wheel manufacturing facilities in Brazil and Mexico.

     Air and Emissions Systems

We are a leading global supplier of a complete line of exhaust system components, including mufflers, exhaust pipes, catalytic converters and exhaust manifolds. We sell these products to OEMs primarily as original equipment, while also supporting the replacement needs for manufacturers and the service parts needs for dealers. In August 2001, we signed our first letter of intent with respect to our Air2Air(TM) system. An Air2Air(TM) system combines air induction and exhaust systems development into an integrated airflow system for OEM customers and provides an overall improved airflow system for better system performance with less development time.

We participate in this business both directly and through joint ventures and affiliates. These alliances include our 50% interest in Arvin Sango Inc., an exhaust joint venture based in North America, and our 49% interest in Zeuna Starker GmbH & Co., an exhaust systems supplier headquartered in Germany.

Commercial Vehicle Systems

     Drivetrain Systems

Truck Axles. We are one of the world's leading independent suppliers of axles for medium- and heavy-duty commercial vehicles. Our axle manufacturing facilities located in the United States, South America and Europe produce axles for medium- and heavy-duty commercial vehicles. Our truck axle product line includes a wide range of drive and non-drive front steer axles and single and tandem rear drive axles, which can include driver-controlled differential lock for extra traction, aluminum carriers to reduce weight and pressurized filtered lubrication systems for longer life. Our front steer and rear drive axles can be equipped with our cam, wedge or air disc brakes, automatic slack adjusters and anti-lock braking systems.

Drivelines and Other Products. We also supply universal joints and driveline components, including our Permalube(TM) universal joint, a permanently lubricated universal joint used in the high mileage on-highway market.

     Stopping Systems

We are a leading independent supplier of air brakes to medium- and heavy-duty commercial vehicle manufacturers in North America and Europe. In addition, in Brazil, which is the third largest truck and trailer market in the world, we are a leading supplier of brakes and brake-related products through our 49%-owned joint venture with Randon S. A. Veiculos e Implementos.

Through manufacturing facilities located in North America and Europe, we manufacture a broad range of foundation air brakes, as well as automatic slack adjusters for brake systems. Our foundation air brake products include cam drum brakes, which offer improved lining life and tractor/trailer interchangeability; air disc brakes, which provide fade resistant braking for demanding applications; wedge drum brakes, which are lightweight and provide automatic internal wear adjustment; hydraulic brakes; and wheel end components such as hubs, drums and rotors.

Federal regulations require that new heavy-duty and medium-duty vehicles sold in the United States be equipped with anti-lock braking systems (ABS). Through our 50%-owned joint venture with WABCO Automotive Products, a wholly-owned subsidiary of American Standard, Inc., we are the leading supplier of ABS and a supplier of other electronic and pneumatic control systems for North American heavy-duty commercial vehicles. The joint venture also supplies hydraulic ABS to the North American medium-duty truck market.

     Specialty Products

Off-Highway Vehicle Products. We supply heavy-duty axles, brakes and drivelines for use in numerous off-highway vehicle applications, including construction, material handling, agriculture, mining and forestry, in North America, South America, Europe and the Asia/Pacific region. These products are designed to tolerate high tonnages and operate under extreme conditions.

Government Products. We supply axles, brakes and brake system components including ABS, trailer products, transfer cases and drivelines for use in medium-duty and heavy-duty military tactical wheeled vehicles, principally in North America.

Specialty Vehicle Products. We supply axles, brakes and transfer cases for use in buses, coaches and recreational, fire and other specialty vehicles in North America and Europe, and we are the leading supplier of bus and coach axles and brakes in North America.

     Suspension Systems and Trailer Products

We believe we are the world's leading manufacturer of heavy-duty trailer axles, with leadership positions in North America and in Europe. Our trailer axles are available in over 40 models in capacities from 20,000 to 30,000 pounds for virtually all heavy trailer applications and are available with our broad range of brake products, including ABS. In addition, we supply trailer air suspension products for which we have strong market positions in Europe and an increasing market presence in North America.

     Transmissions and Clutches

Through our 50%-owned joint venture with ZF Friedrichshafen AG, we produce technologically advanced medium- and heavy-duty transmission components and systems for heavy vehicle original equipment manufacturers and the aftermarket for the United States, Canada and Mexico. This transmission product line enables us to supply a complete drivetrain system to heavy-duty commercial vehicle manufacturers in North America. The most recent additions to the joint venture's range of transmission models include FreedomLine(TM), a fully automated mechanical truck transmission without a clutch pedal, and SureShift(TM), a shift-by-wire system that provides the operating ease of an automatic transmission with full manual control by the driver. The joint venture also supplies clutches, including diaphragm-spring clutches.

Light Vehicle Aftermarket

The principal LVA products include mufflers; exhaust and tail pipes; catalytic converters; shock absorbers; struts; clamps; hangers; automotive oil, air, and fuel filters; and accessories. These products are sold under the brand names TIMAX(R), ANSA(R) and ROSI(R) (mufflers); Gabriel(R) (shock absorbers); and Purolator(R) (filters). LVA also markets products under private label to customers such as Pep Boys and CarQuest (ride control) and Quaker State (filters).

Other

"Other" includes business units that are not focused predominantly on automotive products and consists primarily of our coil coating operation. Coil coated steel and aluminum substrates are used in a variety of applications, which include consumer appliances; roofing and siding; garage and entry doors; heating, ventilation and air conditioning (HVAC); and transportation.

CUSTOMERS; SALES AND MARKETING

Our operating segments have numerous customers worldwide and have developed long-standing business relationships with many of these customers. Our ten largest customers accounted for 60% of our total sales in fiscal 2001.

Original Equipment

Both LVS and CVS market and sell products principally to OEMs. In North America, CVS also markets truck and trailer products directly to dealers, fleets and other end-users, which may designate the components and systems of a particular supplier for installation in the vehicles they purchase from OEMs.

Consistent with industry practice, LVS and CVS make most of their sales to OEMs through open purchase orders, which do not require the purchase of a minimum number of products. The customer typically may cancel these purchase orders on reasonable notice without penalty. LVS and CVS also sell products to certain customers under long-term arrangements that require us to provide annual cost reductions (through price reductions or other cost benefits for the OEMs). If we were unable to generate sufficient cost savings in the future to offset such price reductions, our gross margins would be adversely affected.

Both LVS and CVS are dependent upon large OEM customers with substantial bargaining power, including with respect to price and other commercial terms. Although we believe that our businesses generally enjoy good relations with our OEM customers, loss of all or a substantial portion of sales to any of our large volume customers for whatever reason (including, but not limited to, loss of contracts, reduced or delayed customer requirements, plant shutdowns, strikes or other work stoppages affecting production by such customers) could have a significant adverse effect on our financial results. During fiscal 2001, DaimlerChrysler AG (which owns Chrysler, Mercedes-Benz AG and Freightliner Corporation) accounted for approximately $360 million of sales for CVS, $606 million of sales for LVS and $23 million of sales for LVA, or 15% of our total sales. In addition, for fiscal 2001, General Motors Corporation accounted for approximately $41 million of sales for CVS, $752 million of sales for LVS and $15 million of sales for LVA, or 12% of our total sales. No other customer accounted for over 10% of our total sales in fiscal 2001.

Except as noted above with respect to the North American market for heavy-duty trucks and trailers, LVS and CVS generally compete for new business from OEMs, both at the beginning of the development of new vehicle platforms and upon the redesign of existing platforms. New platform development generally begins two to four years prior to start-up of production. Once a supplier has been designated to supply products to a new platform, an OEM will generally continue to purchase those products from the supplier for the life of the platform, which typically lasts three to six years.

Aftermarkets

CVS also provides truck and trailer products and off-highway and specialty products to OEMs, dealers and distributors in the aftermarket. LVA sells products primarily to wholesale distributors, retailers and installers. The light vehicle aftermarket includes fewer and larger customers, as the market consolidates and as OEMs increase their presence in the market.

Coil Coating

Our coil coating customers include steel companies, service centers and end manufacturers engaged in the transportation, appliance, construction and furniture industries.

COMPETITION

Each of our businesses operates in a highly competitive environment. LVS and CVS compete worldwide with a number of North American and international providers of components and systems, some of which belong to, or are associated with, some of our customers. Some of these competitors are larger and some are smaller than us in terms of resources and market shares. The principal competitive factors are price, quality, service, product performance, design and engineering capabilities, new product innovation and timely delivery. LVS has numerous competitors across its various product lines worldwide, including Brose (door systems); Webasto and Inalfa (roof systems); Kiekert (access control systems); Stabilus (motion control systems); Krupp-Hoesch (suspension systems); Hayes-Lemmerz (wheel products); and Tenneco (ride control systems and exhaust systems). The major competitors of CVS are Eaton Corporation (transmissions); Dana Corporation (truck axles and drivelines); Knorr (stopping systems); and Hendrickson (suspension systems and trailer products). In addition, certain OEMs manufacture for their own use products of the types we supply, and any future increase in this activity could displace our sales.

LVA competes with both OEMs and independent suppliers in North America and Europe and serves the market through our own sales force, as well as through a network of manufacturers' representatives. Major competitors include Tenneco, Goerlicks, Bosal and Catco (exhaust system products); Tenneco, Kayaba, Sachs, Tokico and Cofap (ride control products); and Champ Labs, Honeywell, Dana, Mann-Filter and Filtrauto (filtration products). Competitive factors include customer loyalty, competitive pricing, customized service, quality, timely delivery, product development and manufacturing process efficiency.

Our coil coating operation competes with other coil coaters and with customers' internal painting systems.

RAW MATERIALS AND SUPPLIES

We believe we have adequate sources for the supply of raw materials and components for our business segments' manufacturing needs with suppliers located around the world. We do, however, concentrate our purchases of certain raw materials and parts over a limited number of suppliers, some of which are located in developing countries, and we are dependent upon the ability of our suppliers to meet performance and quality specifications and delivery schedules. Although we historically have not experienced any significant difficulties in obtaining an adequate supply of raw materials and components necessary for our manufacturing operations, the loss of a significant supplier or the inability of a supplier to meet performance and quality specifications or delivery schedules could have an adverse effect on us.

STRATEGIC INITIATIVES

We regularly consider various strategic and business opportunities, including licensing agreements, marketing arrangements and acquisitions, and review the prospects of our existing businesses to determine whether any of them should be modified, restructured, sold or otherwise discontinued.

The industry in which we operate continues to experience significant consolidation among suppliers. This trend is due in part to globalization and increased outsourcing of product engineering and manufacturing by OEMs, and in part to OEMs reducing the total number of their suppliers by more frequently awarding long-term, sole-source or preferred supplier contracts to the most capable global suppliers. Scale is an important competitive factor, with the largest industry participants able to maximize key resources and contain costs.

Consistent with this trend, we completed the merger of Arvin and Meritor in fiscal 2000 in order to enhance the financial strength, diversity of operations and product lines of both companies and to better position ourselves to take advantage of global opportunities. In addition, we believe that efficiencies and cost savings resulting from the merger should enable us to improve upon and increase our strategic options and lower our average cost of capital. Annual pre-tax synergies are estimated to have been approximately $40 million in fiscal 2001.

In August 2001, we sold the manufacturing equipment related to our LVS seat motor business for approximately $11.7 million in cash. We had sold our seat adjusting systems business in November 1999, after determining that retention of this business was not consistent with the LVS strategy of developing market position in aperture systems and undercarriage components and systems.

In fiscal 2001, we announced restructuring actions to realign operations at selected facilities throughout the world to reflect the decline in our major markets, with a cost of approximately $105 million. In addition, in the first quarter of fiscal 2002, we recorded an additional restructuring charge of $15 million relating to employee severance benefits for approximately 450 salaried employees.

No assurance can be given as to whether or when any additional strategic initiatives will be consummated in the future. We will continue to consider acquisitions as a means of further expansion, but cannot predict whether our participation or lack of participation in industry consolidation will ultimately be beneficial to us. If an agreement with respect to any additional acquisitions were to be reached, we could finance such acquisitions by issuance of additional debt or equity securities. The additional debt from any such acquisitions, if consummated, could increase our debt to capitalization ratio. In addition, the ultimate benefit of any acquisition would depend on our ability to successfully integrate the acquired entity or assets into our existing business and to achieve any projected synergies.

JOINT VENTURES

As the automotive industry has become more globalized, joint ventures and other cooperative arrangements have become an important element of our business strategies. At September 30, 2001, we participated in joint ventures with interests in the United States, Argentina, Brazil, Canada, China, Colombia, the Czech Republic, Germany, Hungary, India, Italy, Japan, Mexico, South Africa, Spain, Turkey, Venezuela and the United Kingdom.

In accordance with accounting principles generally accepted in the United States, our consolidated financial statements include the operating results of those majority-owned joint ventures in which we have control. Consolidated joint ventures include our 57%-owned joint venture with Mitsubishi Steel Manufacturing Co. (suspension products for passenger cars, light trucks and sport utility vehicles); and our 75% interest in a joint venture with Kayaba (ride control products). Unconsolidated joint ventures include our 50%-owned joint venture with WABCO Automotive Products (ABS systems for heavy-duty commercial vehicles); our 50%-owned joint venture with ZF Friedrichshafen AG (transmissions and clutches); our 50% interest in Arvin Sango Inc. and our 49% interest in Zeuna Starker GmbH & Co. (exhaust systems); our 49% interest in a joint venture with Randon S.A. Veiculos e Implementos (brakes and brake-related products); and our 40% interest in a second joint venture with Kayaba (steering pumps).

Effective September 30, 2001, ArvinMeritor and Kayaba terminated a North American joint venture that manufactured ride control products, and each company reacquired the properties it had contributed at formation in 1998. We had a 50.1% interest in this joint venture. We will continue to participate in two other joint ventures with Kayaba in Europe, in which we own 75% and 40% interests. Effective October 1, 2001, we acquired our joint venturer's interest in Arvin Exhaust Finnentrop GmbH, an exhaust joint venture in which we previously had a 50% interest.

RESEARCH AND DEVELOPMENT

We have significant research, development, engineering and product design capabilities. We spent approximately $136 million in fiscal 2001, $115 million in fiscal 2000 and $117 million in fiscal 1999 on research, development and engineering. At September 30, 2001, we employed approximately 1,700 professional engineers and scientists.

PATENTS AND TRADEMARKS

We own or license numerous United States and foreign patents and patent applications in our manufacturing operations and other activities. While in the aggregate these patents and licenses are considered important to the operation of our businesses, management does not consider them of such importance that the loss or termination of any one of them would materially affect a business segment or ArvinMeritor as a whole. See "Legal Proceedings" below for information with respect to a patent infringement lawsuit filed against us by Eaton Corporation and adverse judgments in the case.

Our registered trademarks ArvinMeritor(R), Arvin(R) and Meritor(R) are important to our business. Other significant trademarks owned by us include Gabriel(R) (shock absorbers and struts) and Purolator(R) (filters) with respect to LVA, and ROR(TM) (trailer axles) with respect to CVS. Under the terms of an agreement entered into by Meritor and Rockwell in 1997 in connection with the spin-off of Rockwell's automotive businesses, we may continue to apply the "Rockwell" brand name to our products until September 30, 2007.

EMPLOYEES

At September 30, 2001, we had approximately 33,000 full-time employees. At that date, approximately 5,200 employees in the United States and Canada were covered by collective bargaining agreements. We believe our relationship with unionized employees is satisfactory. No significant work stoppages have occurred in the past five years.

ENVIRONMENTAL MATTERS

Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes and other activities affecting the environment have had, and will continue to have, an impact on our manufacturing operations. To date, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on our business, financial condition or results of operations.

We have been designated as a potentially responsible party at 8 Superfund sites, excluding sites as to which our records disclose no involvement or as to which our potential liability has been finally determined. Management estimates the total reasonably possible costs we could incur for the remediation of Superfund sites at March 31, 2002, to be approximately $33 million, of which $13 million had been recorded.

In addition to Superfund sites, various other lawsuits, claims and proceedings have been asserted against us alleging violations of federal, state and local environmental protection requirements, or seeking remediation of alleged environmental impairments, principally at previously disposed-of properties. For these matters, management has estimated the total, reasonably possible costs we could incur at March 31, 2002, to be approximately $49 million, of which $23 million had been recorded.

The actual amount of costs or damages for which we may be held responsible could materially exceed the foregoing estimates because of uncertainties, including the financial condition of other potentially responsible parties, the success of the remediation and other factors that make it difficult to accurately predict actual costs. However, based on management's assessment, and subject to the difficulties inherent in estimating these future costs, we believe that our expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on our business, financial condition or results of operations. Management cannot assess the possible effect of compliance with future requirements.

INTERNATIONAL OPERATIONS

Approximately 41% of our total assets as of September 30, 2001 and 37% of fiscal 2001 sales were outside North America. Management believes that international operations have significantly benefited our financial performance. However, our international operations are subject to a number of risks inherent in operating abroad, including, but not limited to:

- risks with respect to currency exchange rate fluctuations;

- local economic and political conditions;

- disruptions of capital and trading markets;

- restrictive governmental actions (such as restrictions on transfer of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);

- changes in legal or regulatory requirements;

- import or export licensing requirements;

- limitations on the repatriation of funds;

- difficulty in obtaining distribution and support;

- nationalization;

- the laws and policies of the United States affecting trade, foreign investment and loans; and

- tax laws.

There can be no assurance that these risks will not have a material adverse impact on our ability to increase or maintain our foreign sales or on our financial condition or results of operations. Exchange rate fluctuations reduced our sales and operating income by approximately $170 million and $19 million, respectively, in fiscal 2001. The impact that the euro and other currencies will have on our sales and operating income is difficult to predict in fiscal 2002.

We enter into foreign currency forward exchange contracts to minimize the risk of unanticipated gains and losses from currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. It is our policy not to enter into derivative financial instruments for speculative purposes and, therefore, we hold no derivative instruments for trading purposes. We have not experienced any material adverse effect on our business, financial condition or results of operations related to these foreign currency forward exchange contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quantitative and Qualitative Disclosures about Market Risk" above.

On January 1, 2002, the euro became the sole legal tender in 12 countries of the European Union. We are engaged in business in many of the countries that participate in the European Monetary Union, and sales for fiscal 2001 in these countries were approximately 18% of our total sales. In addition, we enter into foreign currency forward exchange contracts denominated in the euro and have borrowings in participating countries.

We have made the necessary adjustments to accommodate the euro conversion, including modifications to our information technology systems and programs, pricing schedules and financial instruments, and believe that the conversion has not had and will not have a material adverse effect on our business, financial condition or results of operations.

SEASONALITY; CYCLICALITY

LVS and CVS may experience seasonal variations in the demand for products to the extent automotive vehicle production fluctuates. Historically, for both segments, such demand has been somewhat lower in the quarters ended September 30 and December 31, when OEM plants may close during model changeovers and vacation and holiday periods.

In addition, the industry in which LVS and CVS operate has been characterized historically by periodic fluctuations in overall demand for trucks, passenger cars and other vehicles for which we supply products, resulting in corresponding fluctuations in demand for our products. Cycles in the major automotive industry markets of North America and Europe are not necessarily concurrent or related. The cyclical nature of the automotive industry is outside our control and cannot be predicted with certainty. We have sought and will continue to seek to expand our operations globally to mitigate the effect of periodic fluctuations in demand of the automotive industry in one or more particular countries.

The following table sets forth vehicle production in principal markets served by LVS and CVS for the last five fiscal years:

                                                              FISCAL YEAR ENDED SEPTEMBER 30,
                                                              --------------------------------
                                                              2001   2000   1999   1998   1997
                                                              ----   ----   ----   ----   ----
Light Vehicles (in millions):
  North America.............................................  15.6   17.5   16.9   15.4   15.2
  South America.............................................   2.2    2.0    1.5    2.0    2.1
  Europe....................................................  19.1   18.9   18.2   17.7   15.2
  Asia/Pacific..............................................  16.0   17.5   15.6   15.4   17.1
Commercial Vehicles (in thousands):
  U.S. and Canada, Heavy-Duty Trucks........................   140    269    292    245    201
  U.S. and Canada, Medium-Duty Trucks.......................   117    165    175    141    138
  U.S. and Canada, Trailers.................................   208    367    366    327    252
  Europe, Trailers..........................................   110    119    124    130     81

Source:  Automotive industry publications and management estimates.

The current outlook for our major served markets for fiscal 2002 continues to anticipate some declines from fiscal 2001 levels. We expect U.S. and Canadian Class 8 truck production to increase about 1 percent compared to fiscal 2001. In the light vehicle original equipment markets, we currently expect a 1 percent decline in North American and a 3 percent decline in Western European light vehicle production during fiscal 2002. See "-- Industry Developments and Outlook" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview and Outlook" and "-- Results of Operations" above for information on downturns in certain markets and their effects on our sales and earnings.

PROPERTIES

At September 30, 2001, our operating segments had the following facilities in the United States, Europe, South America, Canada, Mexico, Australia, South Africa and the Asia/Pacific region:

                                                     MANUFACTURING   ENGINEERING FACILITIES, SALES OFFICES,
                                                      FACILITIES         WAREHOUSES AND SERVICE CENTERS
                                                     -------------   --------------------------------------
LVS................................................       95                           62
CVS................................................       42                           59
LVA................................................       24                           29
Other..............................................        4                            3

These facilities had an aggregate floor space of approximately 35 million square feet, substantially all of which is in use. We owned approximately 74% and leased approximately 26% of this floor space. There are no major encumbrances (other than financing arrangements that in the aggregate are not material) on any of our plants or equipment. In the opinion of management, our properties have been well maintained, are in sound operating condition and contain all equipment and facilities necessary to operate at present levels. A summary of floor space of these facilities at September 30, 2001, is as follows:

                                           OWNED FACILITIES                 LEASED FACILITIES
                                    -------------------------------   -----------------------------
LOCATION                             LVS      CVS      LVA    OTHER    LVS     CVS     LVA    OTHER   TOTAL
--------                            ------   ------   -----   -----   -----   -----   -----   -----   ------
                                                         (IN THOUSANDS OF SQUARE FEET)
United States.....................   4,032    4,856   2,144    642      687   1,106     798    507    14,772
Canada............................     566      413      --     --      103     160     107     --     1,349
Europe............................   3,903    2,934   1,076     --    2,747     150     867     --    11,677
Asia/Pacific......................     493    1,047      --     --      147     658     597     --     2,942
Latin America.....................   1,225    2,120     157     --       89     163     186     --     3,940
Africa............................     304       --      --     --       --      11       2     --       317
                                    ------   ------   -----    ---    -----   -----   -----    ---    ------
  Total...........................  10,523   11,370   3,377    642    3,773   2,248   2,557    507    34,997
                                    ======   ======   =====    ===    =====   =====   =====    ===    ======

LEGAL PROCEEDINGS

On July 17, 1997, Eaton Corporation filed suit against Rockwell in the U.S. District Court in Wilmington, Delaware, asserting infringement of Eaton's U.S. Patent No. 4850236, which covers certain aspects of heavy-duty truck transmissions, by our Engine SynchroShift(TM) transmission for heavy-duty trucks, and seeking damages and injunctive relief. Meritor was joined as a defendant on June 11, 1998. The following judgments and orders have been issued in this case:

- After trial, on July 1, 1998, a jury rendered a verdict in favor of Eaton, finding that Meritor had infringed Eaton's patent and awarding compensatory damages in an amount equal to 13% of total product sales. On October 11, 2001, the judge entered an order granting damages to Eaton in the amount of $2.9 million, plus post-judgment interest.

- A separate phase of the trial was held in April 1999, without a jury, with respect to Meritor's allegations that Eaton had engaged in inequitable conduct in obtaining its patent and that the patent was therefore unenforceable. On February 9, 2001, the judge ruled against us on the second phase of the proceedings, finding that we had not provided clear and convincing evidence of inequitable conduct by Eaton in obtaining its patent.

- On September 19, 2001, the judge granted Eaton's request for a permanent injunction against our manufacturing or selling the Engine SynchroShift(TM) transmission and any "colorable variations."

- On October 11, 2001, the judge denied our motions for a new trial and for judgment as a matter of law.

We have appealed these judgments and orders to the United States Court of Appeals for the Federal Circuit. Management believes our truck transmissions do not infringe Eaton's patent. We intend to continue to defend this suit vigorously.

Maremont Corporation ("Maremont," a subsidiary of ArvinMeritor) and many other companies are defendants in suits brought by individuals claiming personal injuries as a result of exposure to asbestos-containing products. Maremont manufactured friction products containing asbestos from 1953 through 1977, when it sold its friction product business. Arvin acquired Maremont in 1986. During fiscal years 1996 through 2001, Maremont paid approximately $40 million to address asbestos-related claims, substantially all of which was reimbursed by insurance.

Maremont's potential liabilities for asbestos-related claims include the following:

- Unbilled committed settlements entered into by the Center for Claims
  Resolution: Maremont participated in the Center for Claims Resolution ("CCR") and agreed to share with other CCR members in the payments of defense costs and indemnity for asbestos-related claims. The CCR handled the resolution and processing of asbestos claims on behalf of its members until February 2001, when it was reorganized and discontinued negotiating shared settlements. Since that time, Maremont has hired its own litigation counsel and is committed to examining the merits of each asbestos-related claim.

- Pending claims: Maremont had approximately 37,741 and 27,544 pending asbestos-related claims at March 31, 2002 and September 30, 2001, respectively. Although Maremont has been named in these cases, in the cases where actual injury has been alleged, very few claimants have established that a Maremont product caused their injuries. Maremont estimates its defense costs and indemnity based on the history and nature of filed claims to date and Maremont's experience since February 1, 2001, when the CCR was reorganized and discontinued negotiating shared settlements.

- Shortfall: Several former members of the CCR have filed for bankruptcy protection, and these members have failed, or may fail, to pay certain financial obligations with respect to settlements that were reached while they were CCR members. Maremont is subject to claims for payment of a portion of these defaulted member shares. In an effort to resolve the affected settlements, Maremont has entered into negotiations with plaintiffs' attorneys. In addition, Maremont and its insurers are engaged in legal proceedings to determine whether existing insurance coverage should reimburse any potential liability related to this issue.

Maremont has insurance that reimburses a substantial portion of the costs incurred defending against asbestos-related claims. The coverage also reimburses Maremont for any indemnity paid on those claims. The coverage is provided by several insurance carriers based on insurance agreements in place. Based on its assessment of the history and nature of filed claims to date, and of Maremont's insurance carriers, management believes that existing insurance coverage is adequate to cover substantially all costs relating to pending and future asbestos-related claims.

At March 31, 2002, Maremont has established reserves of $69 million relating to these potential asbestos-related liabilities and corresponding asbestos-related recoveries of $60 million, for a net reserve of $9 million. The amounts recorded for the asbestos-related reserves and recoveries from insurance companies are based upon assumptions and estimates derived from currently known facts. All such estimates of liabilities for asbestos-related claims are subject to considerable uncertainty because such liabilities are influenced by variables that are difficult to predict. If the assumptions with respect to the nature of pending claims, the cost to resolve claims and the amount of available insurance prove to be incorrect, the actual amount of Maremont's liability for asbestos-related claims, and the effect on ArvinMeritor, could differ materially from current estimates.

Various other lawsuits, claims and proceedings have been or may be instituted or asserted against us or our subsidiaries relating to the conduct of our business, including those pertaining to product liability, intellectual property, environmental, safety and health, and employment matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to us, management believes the disposition of matters that are pending will not have a material adverse effect on our business, financial condition or results of operations.

                            DESCRIPTION OF THE NOTES

The following is a description of the specific terms of the 6 5/8% Notes due 2007 (the "notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the debt securities in the accompanying prospectus under the heading "Description of the Debt Securities." The following description is subject, and qualified by reference, to the Indenture, dated as of April 1, 1998, as supplemented, between ArvinMeritor (as successor to Meritor) and BNY Midwest Trust Company (as successor to The Chase Manhattan Bank), as trustee, under which the notes will be issued.

GENERAL

The notes will be a single series of the debt securities described in the accompanying prospectus. The notes will be issued in an initial aggregate principal amount of $200,000,000. The notes and any future debt securities issued under the indenture will be direct, unsecured and unsubordinated obligations of ArvinMeritor and will rank equally with all our existing and future unsecured and unsubordinated indebtedness. The notes are effectively junior to any secured debt and to all existing and future debt and other liabilities of our subsidiaries.

The notes will mature, and become due and payable, together with accrued and unpaid interest, on June 15, 2007.

The notes are not subject to any sinking fund provision. The notes will be issued only in fully registered form in denominations of $1,000 and any multiple of $1,000. The notes will be denominated and payable in U.S. dollars.

INTEREST

The notes will bear interest from July 1, 2002 at a rate of 6 5/8% per annum. Interest will be payable in arrears on June 15 and December 15 of each year, beginning December 15, 2002. Interest will be payable to the persons in whose names the notes are registered at the close of business on the record date for that payment. The record dates for interest payments on the notes will be the June 1 or December 1, as the case may be, immediately preceding the relevant interest payment date. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any interest payment date is not a business day, the payment will be made on the next succeeding day that is a business day.

OPTIONAL REDEMPTION

The notes will be redeemable, in whole or in part, at the option of ArvinMeritor at any time prior to maturity at a redemption price equal to the greater of (i) 100 percent of the principal amount of the notes, and (ii) as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest (not including any portion of those payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 40 basis points plus, in each case, accrued interest to the date of redemption.

"Adjusted Treasury Rate" means, with respect to any date of redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the date of redemption.

"Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of those notes.

"Comparable Treasury Price" means, with respect to any date of redemption, (i) the average of the Reference Treasury Dealer Quotations for the date of redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (ii) if the trustee obtains fewer than three Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

"Quotation Agent" means Deutsche Bank Securities Inc. or Merrill Lynch, Pierce, Fenner & Smith Incorporated or another Reference Treasury Dealer appointed by ArvinMeritor.

"Reference Treasury Dealer" means (i) each of Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated or their affiliates and their respective successors, plus three other primary U.S. Government securities dealers in New York City (each, a "Primary Treasury Dealer") selected by the trustee; provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, ArvinMeritor shall substitute another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by ArvinMeritor.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any date of redemption, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that date of redemption.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of the notes to be redeemed. Unless ArvinMeritor defaults in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the notes or portions thereof called for redemption.

On or before a redemption date, we will deposit with a paying agent (or with the trustee) sufficient money to pay the redemption price and accrued interest on the notes to be redeemed. If only a portion of the notes are to be redeemed, the trustee will select the notes to be redeemed by any method it deems appropriate.

FURTHER ISSUANCES

We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking equally and ratably with the notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes), so that such further notes shall be consolidated and form a single series with the notes and shall have the same terms as to status, redemption or otherwise as the notes.

DEFEASANCE

The provisions of the indenture relating to defeasance, described in the accompanying prospectus under the heading "Description of the Debt Securities -- Defeasance and Covenant Defeasance," will apply to the notes.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

The Depository Trust Company (DTC) will act as the initial securities depositary for the notes. The notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global notes certificates will be issued, representing in the aggregate the total principal amount of notes, and will be deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of

1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Purchases of notes within the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of the actual purchasers of notes, who are the beneficial owners of the notes, is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased notes. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in notes, except in the event that use of the book-entry system for the notes is discontinued.

DTC has no knowledge of the actual beneficial owners of the notes. DTC's records reflect only the identity of the direct participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Although voting with respect to the notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to notes. Under its usual procedures, DTC would mail an Omnibus Proxy to ArvinMeritor as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or ArvinMeritor, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of ArvinMeritor, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of direct and indirect participants.

Except as provided herein, a beneficial owner of a global note will not be entitled to receive physical delivery of notes. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global note.

DTC may notify the Company that it is unwilling or unable to continue as depositary for the notes and, consequently, discontinue providing its services as securities depositary with respect to the notes at any time as a result. Also, DTC will cease being the depositary for the securities if it is no longer qualified as a clearing agency under applicable laws. Under such circumstances, in the event that a successor securities depositary is not obtained, certificates for the notes will be printed and delivered to the holders of record. Additionally, ArvinMeritor may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the notes. In that event, certificates for the notes will be printed and delivered to the holders of record.

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that ArvinMeritor believes to be reliable, but we take no responsibility for the accuracy thereof. ArvinMeritor has no responsibility for the performance by DTC or its participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

CONCERNING THE TRUSTEE

BNY Midwest Trust Company, successor trustee under the indenture, will also act as authenticating agent, security registrar and paying agent with respect to the notes. An affiliate of the trustee is one of a number of banks with which ArvinMeritor maintains ordinary banking relationships and credit facilities.

                                  UNDERWRITING

Subject to the terms and conditions in the underwriting agreement dated the date hereof between us and the underwriters, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

                                                               PRINCIPAL AMOUNT
                        UNDERWRITER                                OF NOTES
                        -----------                            ----------------
Deutsche Bank Securities Inc. ..............................     $ 73,000,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................       73,000,000
Banc of America Securities LLC..............................       10,500,000
HSBC Securities (USA) Inc. .................................       10,500,000
UBS Warburg LLC.............................................       10,500,000
Banc One Capital Markets, Inc...............................        7,500,000
Comerica Securities, Inc. ..................................        7,500,000
Credit Lyonnais Securities (USA) Inc. ......................        7,500,000
                                                                 ------------
             Total..........................................     $200,000,000
                                                                 ============

The underwriting agreement provides that the underwriters will purchase all of the notes if any of them are purchased.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to 0.50% of the principal amount. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to 0.25% of the principal amount to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

In the underwriting agreement, we have agreed that:

- We will pay our expenses related to the offering, which we estimate will be $325,000.

- We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

The notes are a new issue of securities, and there is currently no established trading market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time in their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes.

In connection with the offering of the notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

In the ordinary course of their respective businesses, the underwriters or their affiliates have engaged, or may in the future engage, in commercial banking or investment banking transactions with ArvinMeritor and its affiliates. In particular, all of the underwriters, or their respective affiliates, are lenders under our credit facilities and will receive greater than 10% of the proceeds of this offering. Accordingly, this offering is being conducted in accordance with Rule 2710(c)(8) and Rule 2720 of the NASD.

                                 LEGAL MATTERS

The validity of the notes offered and sold in this offering will be passed upon for us by Dewey Ballantine LLP, New York, New York, and Baker & Daniels, Indianapolis, Indiana. Certain legal matters will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP, New York, New York. Baker & Daniels may rely as to matters of New York law upon the opinion of Dewey Ballantine LLP, and Dewey Ballantine LLP may rely as to matters of Indiana law upon the opinion of Baker & Daniels. Dewey Ballantine LLP represented one or more of the underwriters of this offering in one of our prior debt offerings.

PROSPECTUS

                                  $750,000,000

                               ARVINMERITOR, INC.

                                DEBT SECURITIES

                            ------------------------

ArvinMeritor, Inc. may offer not more than $750,000,000 aggregate amount of debt securities, in one or more series from time to time, on terms to be determined at the time of sale. ArvinMeritor will provide the specific terms of these debt securities, their offering prices and how they will be offered in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

               The date of this Prospectus is February 19, 2002.

                             ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed by ArvinMeritor, Inc. with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under this shelf registration process, we may sell the debt securities described in this prospectus in one or more offerings up to a total dollar amount of $750,000,000. This prospectus provides you with a general description of the debt securities that ArvinMeritor may offer. Each time debt securities are sold, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. It is important that you read both this prospectus and any prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information" before making any investment decision. You should also refer to the registration statement and its exhibits for further information on the debt securities.

As used in this prospectus, the terms "we," "us," "our," the "Company" and "ArvinMeritor" refer to ArvinMeritor, Inc., its subsidiaries and its predecessors, unless the context indicate otherwise.

                      WHERE YOU CAN FIND MORE INFORMATION

ArvinMeritor files annual, quarterly and special reports, proxy statements and other information with the SEC in File No. 1-15983. These filings contain additional information about ArvinMeritor and are available to the public on the Internet at the SEC's website (http://www.sec.gov). You can also read and copy these filings at the SEC's public reference rooms at 450 Fifth Street, N.W. 20549 in Washington, D.C. and in Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

The SEC allows us to "incorporate by reference" the information in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents (and portions of documents) listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities described in this prospectus.

     ArvinMeritor's Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2001 (2001 Form 10-K) (including parts of ArvinMeritor's Proxy Statement for the 2002 Annual Meeting of Shareowners, which are incorporated in the 2001 Form 10-K by reference); and

     ArvinMeritor's Quarterly Report on Form 10-Q for the Quarterly Period Ended December 30, 2001.

You may request a copy of these filings (excluding exhibits that are not specifically incorporated by reference in these filings), at no cost, by writing or calling us at the following address: Beth Gurnack, Vice President -- Investor Relations, ArvinMeritor, Inc., 2135 West Maple Road, Troy, Michigan, 48084, telephone number (248) 435-1000.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of the securities described in this prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                  ARVINMERITOR

ArvinMeritor was incorporated in Indiana in March 2000 in connection with the merger of Arvin Industries, Inc. (Arvin) and Meritor Automotive, Inc. (Meritor). Arvin and Meritor merged into ArvinMeritor on July 7, 2000. ArvinMeritor's executive offices are located at 2135 West Maple Road, Troy, Michigan 48084. Our telephone number is (248) 435-1000.

ArvinMeritor is a leading global supplier of a broad range of integrated systems, modules and components serving light vehicle, commercial truck, trailer and specialty original equipment manufacturers and certain aftermarkets. We serve our customers worldwide through Light Vehicle Systems (LVS), Commercial Vehicle Systems (CVS) and Light Vehicle Aftermarket (LVA). LVS supplies exhaust systems, aperture systems (primarily roof and door systems), and undercarriage systems (primarily suspension, ride control and motion control systems and wheel products) for passenger cars, light trucks and sport utility vehicles to original equipment manufacturers. CVS supplies drivetrain systems and components, including axles, brakes, and drivelines, for medium- and heavy-duty trucks, trailers and off-highway equipment and specialty vehicles. LVA supplies mufflers, exhaust and tail pipes, catalytic converters, shock absorbers, struts, clamps, hangers, automotive oil, air and fuel filters and accessories to the passenger car, light truck and sport utility aftermarket. ArvinMeritor also provides coil coating applications to the transportation, appliance, construction and furniture industries.

The industry in which ArvinMeritor operates is cyclical in nature and has been characterized historically by periodic fluctuations in demand for vehicles for which we supply products. Declines in several of our principal markets, including commercial vehicle markets in North America and the light vehicle aftermarket, together with the impact of plant shutdowns by some North American original equipment manufacturers and currency fluctuations, had a negative effect on our financial results in fiscal year 2000, and this trend continued in the first quarter of fiscal year 2001. Please refer to the documents incorporated by reference in this prospectus for more detailed and updated information on these industry trends and their effects on ArvinMeritor.

                                USE OF PROCEEDS

Unless a prospectus supplement provides otherwise, ArvinMeritor will use net proceeds from the sale of the securities described in this prospectus for repayment of outstanding indebtedness and other general corporate purposes. The indebtedness that could be repaid with the proceeds includes (a) commercial paper and other short-term borrowings; (b) outstanding borrowings under ArvinMeritor's $750 million 364-day credit facility with a group of banks, which expires in June 2002, or any renegotiation or extension thereof; and (c) outstanding borrowings under its $750 million revolving credit facility with a group of banks, which expires in June 2005. Indebtedness under the two bank credit facilities was incurred primarily to repay outstanding borrowings under Arvin and Meritor credit facilities at the time of the merger, and to repay $75 million of 6 7/8% Notes at maturity in February 2001. Indebtedness under these facilities bears interest at fluctuating rates based on quoted market rates, plus an applicable margin based on ArvinMeritor's credit rating.

                       RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the fiscal years ended September 30, 1997 through 2001 and for the three months ended December 31, 2000 and 2001 is disclosed below. The ratios for periods ended prior to July 7, 2000, the date of the merger, reflect only the results of Meritor and its consolidated subsidiaries. The ratios for periods ended after July 7, 2000 reflect the results of Meritor and its consolidated subsidiaries prior to the merger and ArvinMeritor and its consolidated subsidiaries after the merger.

                                                                 THREE MONTHS
                                                                    ENDED
                          FISCAL YEAR ENDED SEPTEMBER 30,        DECEMBER 31,
                       -------------------------------------     ------------
                       1997    1998    1999     2000    2001     2000    2001
                       ----    ----    ----     ----    ----     ----    ----
Ratio of Earnings to
  Fixed Charges(a)...  12.0(b) 6.0     5.4      4.6     1.5       --(c)  1.8

---------------
(a) "Earnings" are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest. "Fixed charges" are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.

(b) On September 30, 1997, Rockwell International Corporation transferred its automotive businesses to Meritor and distributed all of the issued and outstanding shares of Meritor's common stock to Rockwell shareowners. The ratio for the fiscal year ended September 30, 1997 has been prepared based on the combined historical financial position and results of operations of the ongoing automotive business of Rockwell prior to the distribution, and is not necessarily indicative of what the financial position and results of operations would have been had Meritor been an independent company during that period.

(c) As a result of a loss in the first quarter of fiscal 2001, earnings were not sufficient to cover fixed charges, by an amount of $14 million.

                       DESCRIPTION OF THE DEBT SECURITIES

The debt securities will be issued under an Indenture (Indenture), dated as of April 1, 1998, as supplemented, between ArvinMeritor (as successor to Meritor) and BNY Midwest Trust Company (as successor to The Chase Manhattan Bank), as trustee (Trustee). The following is a summary of selected provisions of the Indenture, and this summary is not complete. For a fuller understanding of the terms of the debt securities, you should review the Indenture, which has been filed as an exhibit to the registration statement. In addition, the Indenture has been qualified under the Trust Indenture Act of 1939, and you should refer to that Act for provisions that apply to the debt securities. Section references in the following description are to sections of the Indenture.

GENERAL

The Indenture provides that ArvinMeritor may issue debt securities in one or more series and does not limit the amount of debt securities that may be issued. The debt securities will be unsecured and will rank equally with ArvinMeritor's other unsecured and unsubordinated indebtedness, unless the prospectus supplement provides otherwise for a particular series. As of December 31, 2001, $498 million principal amount of debt securities was outstanding under the Indenture.

ArvinMeritor may issue debt securities with terms different from those of debt securities previously issued. A resolution adopted by the Board of Directors will establish the following terms relating to any series of debt securities that is offered:

- the title and principal amount of the series,

- if other than dollars, the currency in which the series is to be denominated, the manner in which the dollar equivalent of the principal amount is to be determined upon original issuance and the currency in which any payment in respect of the series will be made (if other than in dollars),

- the date or dates on which the principal of (and premium, if any, on) the series will be payable, or the method of determining these date(s),

- the interest rate or rates which the series will bear (or how the rate(s) will be determined), the date from which interest will accrue, the interest payment dates for the debt securities and the record dates for interest payments if the debt securities are issued in registered form (or the method of determining any such dates), and the basis on which any interest will be calculated,

- the place where principal of (and premium, if any) and interest, if any, on the debt securities may be payable, where any registered debt securities may be surrendered for registration of transfer and where the debt securities may be exchanged and notices and demands may be served or published,

- the terms of redemption of the debt securities at the option of ArvinMeritor, if any,

- the terms of any sinking fund or other provisions relating to the mandatory redemption or purchase of the debt securities by ArvinMeritor, at the option of the holder of the debt securities or otherwise,

- the denominations in which the debt securities will be issued,

- the portion of the principal amount of the debt securities payable if the maturity of the debt securities is accelerated,

- whether the debt securities are to be issued in registered form, bearer form or both, with or without coupons or both, the terms on which bearer securities may be exchanged for registered securities, and the date as of which any bearer securities will be dated,

- whether any additional amounts will be payable on the debt securities in respect of any tax, assessment or governmental charge, and whether ArvinMeritor will have the option to redeem the debt securities rather than pay such additional amounts or comply with certain additional requirements,

- the person to whom any interest on any registered debt security will be payable, if other than the person in whose name it is registered at the close of business on the regular record date, the manner in which any interest on any bearer debt security will be payable, if other than upon presentation and surrender of the coupons appertaining thereto as they mature, and the manner in which interest payable on an interest payment date on any temporary global security will be paid,

- any additions or changes to the events of default or covenants set forth in the Indenture that will be applicable to the series of debt securities,

- the application, if any, of the defeasance or covenant defeasance provisions of the Indenture to the debt securities,

- the designation of the initial exchange rate agent, if applicable,

- if other than the Trustee, the identity of the trustee, authenticating agent, security registrar and/or paying agent, and

- any other terms of the debt securities. (Section 3.01.)

A prospectus supplement will set forth these terms with respect to any series of debt securities that is offered. The prospectus supplement will also state whether the series of debt securities will be issued in the form of a global security and, if so, the applicable terms (see "Global Securities" below). Additional provisions of the Indenture, such as interest rate reset and extension provisions, may be made applicable to the debt securities and described in the prospectus supplement.

ArvinMeritor may issue debt securities at a discount below their principal amount. U.S. federal income tax considerations and other information that applies to debt securities sold at an original issue discount may be described in the prospectus supplement. In addition, ArvinMeritor may issue debt securities that are denominated or payable in a currency other than United States dollars. Important U.S. federal income tax or other tax considerations that apply to these debt securities may be described in the prospectus supplement.

Except as may otherwise be described in the applicable prospectus supplement, the covenants contained in the Indenture will not afford holders of debt securities protection in the event of a leveraged buyout or other highly leveraged transaction involving ArvinMeritor.

FORM AND DENOMINATIONS

A particular series of debt securities may be issued as registered securities, as bearer securities or as both registered and bearer securities. Unless otherwise provided in the applicable prospectus supplement, registered securities are issued in denominations of any whole multiple of $1,000 and bearer securities are issued in denominations of any whole multiple of $10,000. The Indenture provides that debt securities of a series may be issued in global form, in any denomination. See "Global Securities" below. Unless otherwise indicated in the applicable prospectus supplement, bearer securities (other than global securities) will have interest coupons attached. (Sections 2.01 and 3.02.)

Issuance of bearer debt securities is subject to limitations, as described below under "Limitations on Issuance of Bearer Securities." In particular, on original issuance, bearer debt securities may not be mailed or delivered within the United States and will be delivered only to a person who provides written certification as provided in the Indenture. (Section 3.03.)

REGISTRATION, TRANSFER AND EXCHANGE

A holder may exchange registered debt securities for other registered debt securities of the same series, in authorized denominations and with the same principal amount and terms. If debt securities of any series may be issued in both registered and bearer form, the holder may, subject to applicable laws, exchange bearer debt securities for registered debt securities of the same series, in authorized denominations and with the same principal amount and terms. All unmatured coupons, and all matured coupons in default, must be surrendered with the bearer debt security, with one exception. If a holder surrenders bearer debt securities in exchange for registered debt securities of the same series after a record date for the payment of interest and before the interest payment date, the bearer debt securities will be surrendered without the coupon relating to such interest payment. Interest will not be payable in respect of the registered debt security issued in exchange for such bearer debt security, and will be payable only to the holder of the coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in the prospectus supplement relating to a particular series, bearer debt securities will not be issued in exchange for registered debt securities. (Section 3.05.)

Debt securities may be exchanged, and a transfer of registered debt securities may be registered, at the office of the security registrar. ArvinMeritor may also designate a transfer agent for this purpose for any series of debt securities. No service charge will be made for any exchange or transfer, but payment of any taxes or other governmental charges will be required. (Section 3.05.) ArvinMeritor may change the place for exchange and registration of transfer, and may rescind any designation of a transfer agent, at any time. If debt securities of a series are issuable in registered form, ArvinMeritor will be required to maintain a transfer agent in each place of payment for that series. If debt securities of a series are issuable in bearer form, ArvinMeritor will be required to maintain (in addition to the security registrar) a transfer agent in a place of payment for that series located outside the United States. ArvinMeritor may at any time designate additional transfer agents with respect to any series of debt securities. (Section 10.02.)

If debt securities of a particular series are to be redeemed, ArvinMeritor will not be required to issue, exchange or register the transfer of:

- any debt securities of that series, during a period beginning 15 days before selection of debt securities to be redeemed and ending at the close of business on the day the redemption notice is mailed (in the case of registered debt securities) or the day the notice of redemption is first published (in the case of bearer debt securities);

- any registered debt security selected for redemption, except the unredeemed portion of any debt security being redeemed in part; or

- any bearer debt security selected for redemption unless it is exchanged for a registered debt security of that series and the registered debt security is then surrendered for redemption. (Section 3.05.)

LIMITATIONS ON ISSUANCE OF BEARER SECURITIES

In compliance with U.S. federal tax laws and regulations, bearer debt securities may not be offered, sold, resold or delivered in connection with their original issuance in the United States or to United States persons, other than to certain foreign branches of United States financial institutions and persons acquiring debt securities through such foreign branches. Any underwriters, agents and dealers participating in the offering of bearer debt securities must agree that they will comply with these requirements and that they will send a confirmation to each purchaser of a bearer security confirming that such purchaser complies with these requirements and, if such purchaser is a dealer, that it will send similar confirmations to purchasers from it.

Bearer debt securities and any related coupons will bear a legend substantially to the effect that any United States person who holds the debt security will be subject to limitations under the United States income tax laws. Among other things, these tax laws provide that holders that are United States persons generally will not be entitled to deduct any loss on bearer debt securities and must treat any gain realized on their sale or other disposition (including payment of principal) as ordinary income.

The term "United States person" means a citizen or resident of the United States, an entity organized in or under the laws of the United States or any of its political subdivisions (other than certain partnerships that are not treated as United States persons under applicable Treasury regulations), and an estate or trust the income of which is subject to United States federal income taxation regardless of its source. The term "United States" means the United States (including the states and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

PAYMENT AND PAYING AGENTS

Unless otherwise provided in the applicable prospectus supplement, payments with respect to registered debt securities will be made at the office of the Trustee at 101 Barclay Street in New York, New York 10286. However, ArvinMeritor may choose instead to pay interest on registered debt securities by (i) check mailed to the address of the registered owner or (ii) transfer to an account located in the United States maintained by the registered owner. (Sections 3.07, 10.01 and 10.02.) Unless otherwise provided in the prospectus supplement, each interest payment on registered debt securities will be made to the person in whose name such debt security is registered at the close of business on the regular record date for such interest payment. (Section 3.07.)

Payments with respect to bearer debt securities will be made at locations outside the United States described in the applicable prospectus supplement. ArvinMeritor is required to maintain an office or agency for this purpose, and may also be required to maintain offices in locations required by a stock exchange on which the debt securities are traded. (Section 10.02.) Unless otherwise provided in the applicable prospectus supplement, payments on bearer debt securities may be made, at the holder's option, by (i) check in the currency designated by the bearer debt security delivered to an address outside the United States or (ii) transfer to an account in such currency maintained with a bank located outside the United States by the person entitled to payment. (Sections 3.07 and 10.02.) Unless otherwise provided in the prospectus supplement, payment of interest on any bearer debt securities on or before maturity will be made only against surrender of coupons as they mature. (Section 10.01.)

Unless otherwise provided in the applicable prospectus supplement, no payment with respect to any bearer security will be made at any office or agency of ArvinMeritor in the United States or by check mailed to an address in the United States or by transfer to an account maintained with a bank located in the United States. Notwithstanding the foregoing, payments on bearer securities payable in dollars may be made at an office of ArvinMeritor's paying agent in the United States if payment of the full amount thereof in dollars at all offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions, and the Trustee has received an opinion of counsel that such payment within the United States is legal. (Sections 3.07 and 10.02.)

ArvinMeritor may from time to time designate additional offices or agencies for payment with respect to any debt securities, approve a change in the location of any such office or agency and, except as provided above, rescind the designation of any such office or agency. (Section 10.02.)

Payments on any debt securities that are payable in a currency other than dollars may be made in dollars in certain circumstances when that currency is no longer used. (Section 3.10.) The prospectus supplement for any such debt securities will describe the circumstances in which this will occur.

Any moneys held for payment of principal of (or premium, if any) or interest, if any, on any debt security or coupon that are unclaimed at the end of two years after such payment becomes due and payable will be repaid to ArvinMeritor upon its request. Thereafter, the holder of such debt security or coupon will look only to ArvinMeritor for payment. (Section 10.03.)

CERTAIN DEFINITIONS

For purposes of the description of the covenants and other provisions in the
Indenture:

"Subsidiary" means a corporation of which ArvinMeritor directly or indirectly owns sufficient shares of voting stock to elect a majority of the board of directors. (Section 1.01.)

"Restricted Subsidiary" means any Subsidiary other than an Unrestricted Subsidiary. "Wholly-owned Restricted Subsidiary" means a Restricted Subsidiary of which ArvinMeritor directly or indirectly owns all of the outstanding capital stock and all of the Funded Debt. (Section 1.01.)

"Unrestricted Subsidiary" means any Subsidiary designated as such from time to time by ArvinMeritor. (Section 1.01.) Unrestricted Subsidiaries will not be restricted by the various provisions of the Indenture applicable to Restricted Subsidiaries, and the debt of Unrestricted Subsidiaries will not be consolidated with that of ArvinMeritor and its Restricted Subsidiaries in calculating Consolidated Funded Debt under the Indenture.

"Consolidated Funded Debt" means the Funded Debt of ArvinMeritor and its Restricted Subsidiaries, determined in accordance with generally accepted accounting principles. "Funded Debt" means (a) indebtedness for money borrowed having a maturity of more than 12 months, (b) certain obligations in respect of lease rentals and (c) the higher of the par value or liquidation value of preferred stock of a Restricted Subsidiary that is not owned by ArvinMeritor or a Wholly-owned Restricted Subsidiary, but, in the case of ArvinMeritor, does not include certain debt subordinate to the debt securities. (Section 1.01.)

"Secured Debt" means indebtedness for money borrowed (other than indebtedness among ArvinMeritor and Restricted Subsidiaries), which is secured by a mortgage or other lien on any Principal Property of ArvinMeritor or a Restricted Subsidiary or a pledge, lien or other security interest on the stock or indebtedness of a Restricted Subsidiary. (Section 1.01.)

"Principal Property" includes any real property (including buildings and other improvements) of ArvinMeritor or any Restricted Subsidiary, owned at the date of the Indenture or thereafter acquired (other than any pollution control facility, cogeneration facility or small power production facility acquired after the date of the Indenture), which (i) has a book value in excess of 2.5% of Consolidated Net

Tangible Assets and (ii) in the opinion of the Board of Directors is of material importance to the total business conducted by ArvinMeritor and its Restricted Subsidiaries as a whole. (Section 1.01.)

"Consolidated Net Tangible Assets" means, at any date of computation, the total amount of consolidated assets of ArvinMeritor and its consolidated subsidiaries, less the sum of (a) all current liabilities, except for (i) any short-term debt,
(ii) any current portion of long-term debt and (iii) any current portion of obligations under capital leases, and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense (less unamortized debt premium) and other like intangibles as shown on a balance sheet of ArvinMeritor and its consolidated subsidiaries prepared not more than 90 days prior to the date of computation, in all cases computed in accordance with generally accepted accounting principles. (Section 1.01.)

"Sale and Lease-Back Transaction" means, subject to certain exceptions, sales or transfers of any Principal Property owned by ArvinMeritor or any Restricted Subsidiary which has been in full operation for more than 180 days prior to such sale or transfer, where ArvinMeritor or such Restricted Subsidiary has the intention of leasing back such property for more than 36 months but discontinuing the use of such property on or before the expiration of the term of such lease. (Section 10.06.)

COVENANTS

Limitations on Liens. ArvinMeritor and its Restricted Subsidiaries are prohibited from creating, incurring, assuming or suffering to exist any Secured Debt without equally and ratably securing the outstanding debt securities. These restrictions do not apply to:

- Secured Debt existing at the date of the Indenture;

- liens on property acquired or constructed after the date of the Indenture by ArvinMeritor or a Restricted Subsidiary and created contemporaneously with, or within twelve months after, such acquisition or the completion of such construction to secure all or any part of the purchase price of such property or the cost of such construction;

- mortgages on property of ArvinMeritor or a Restricted Subsidiary created within twelve months of completion of construction of a new plant or plants on such property to secure all or part of the cost of such construction;

- liens on property existing at the time such property is acquired;

- liens on stock acquired after the date of the Indenture by ArvinMeritor or a Restricted Subsidiary if the aggregate cost of all such stock does not exceed 15% of Consolidated Net Tangible Assets;

- liens securing indebtedness of a successor corporation to ArvinMeritor to the extent permitted by the Indenture;

- liens securing indebtedness of a Restricted Subsidiary outstanding at the time it became a Restricted Subsidiary;

- liens securing indebtedness of any person outstanding at the time it is merged with or substantially all its properties are acquired by ArvinMeritor or any Restricted Subsidiary;

- liens on property or on the outstanding shares or indebtedness of a corporation existing at the time such corporation becomes a Restricted Subsidiary;

- liens created, incurred or assumed in connection with an industrial revenue bond, pollution control bond or similar financing arrangement between ArvinMeritor or any Restricted Subsidiary and any Federal, state or municipal government or other governmental body or agency;

- extensions, renewals or replacements of the foregoing permitted liens to the extent of the original amounts thereof;

- liens in connection with government and certain other contracts;

- certain liens in connection with taxes or legal proceedings;

- certain other liens not related to the borrowing of money; and

- liens in connection with Sale and Lease-Back Transactions as described under "Limitations on Sale and Lease-Back". (Section 10.05.)

In addition, ArvinMeritor and its Restricted Subsidiaries may have Secured Debt not otherwise permitted without equally and ratably securing the outstanding debt securities if the sum of (a) the amount of such Secured Debt plus (b) the aggregate value of Sale and Lease-Back Transactions (subject to certain exceptions) described below, does not exceed 15% of Consolidated Net Tangible Assets. (Section 10.05.)

Limitations on Sale and Lease-Back. Sale and Lease-Back Transactions are prohibited unless (a) ArvinMeritor or its Restricted Subsidiaries would be entitled to incur Secured Debt equal to the amount realizable upon such sale or transfer secured by a mortgage on the property to be leased without equally and ratably securing the outstanding debt securities; or (b) an amount equal to the greater of net proceeds of the sale or fair value of the property sold as determined by the Board of Directors is applied within 180 days of any such transaction (i) to the retirement of Consolidated Funded Debt or indebtedness of ArvinMeritor or a Restricted Subsidiary that was Funded Debt at the time it was created or (ii) to the purchase of other Principal Property having a value at least equal to the greater of such amounts; or (c) the Sale and Lease-Back Transaction involved was an industrial revenue bond, pollution control bond or similar financing arrangement between ArvinMeritor or any Restricted Subsidiary and any Federal, state, municipal government or other governmental body or agency. (Section 10.06.)

Certain Limitations on Merger of the Company. ArvinMeritor may consolidate with or merge into any other corporation, or convey or transfer its properties and assets substantially as an entirety to any other entity, so long as certain specified conditions are met, including (i) the corporation surviving the merger or consolidation, or which acquires the assets, is organized under the laws of the United States or any state thereof and expressly assumes ArvinMeritor's obligations under the Indenture and (ii) after giving effect to the transaction, there is no Event of Default (as defined below) or event which, after notice or lapse of time or both, would become an Event of Default. (Sections 8.01 and 8.02.) If, upon any such merger or consolidation of ArvinMeritor or any such conveyance or transfer of its properties and assets, any Principal Property of ArvinMeritor or a Restricted Subsidiary would become subject to any mortgage, security interest, pledge, lien or encumbrance not otherwise permitted under the Indenture, ArvinMeritor will, prior to such transaction, secure the outstanding debt securities, equally and ratably with any other indebtedness then entitled to be so secured, by a direct lien on such Principal Property and certain other properties. (Section 8.03.) The successor corporation formed by any such consolidation or merger, or to which any such conveyance or transfer is made, shall succeed to and be substituted for ArvinMeritor under the Indenture and thereafter ArvinMeritor shall be relieved of all obligations and covenants under the Indenture, the debt securities and any coupons. (Section 8.02.)

DEFEASANCE AND COVENANT DEFEASANCE

Defeasance. The prospectus supplement will state whether the Indenture's defeasance provisions apply to the series of debt securities being offered. If these provisions do apply, ArvinMeritor will be discharged from its obligations in respect of the debt securities of such series if it irrevocably deposits with the Trustee, in trust, sufficient money or U.S. government securities to pay the principal of (and premium, if any) and interest, if any, and any other sums payable on such debt securities when due. ArvinMeritor must also deliver to the Trustee an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to the same Federal income tax consequences as if such deposit, defeasance and discharge had not occurred. The opinion must be based on a ruling of the Internal Revenue Service or a change in applicable Federal income tax law that occurred after the date of the Indenture. In the event of any such deposit and discharge, the holders of such debt securities would thereafter be entitled to look only to the trust fund for payments on the debt securities. (Section 4.03.)

Covenant Defeasance. The prospectus supplement will state whether the Indenture's covenant defeasance provisions apply to the series of debt securities being offered. If these provisions apply, (i) ArvinMeritor may omit to comply with certain covenants (including the limitations on liens and Sale and Lease-back Transactions) and (ii) such noncompliance will not be deemed to be an Event of Default under the Indenture and the debt securities, if ArvinMeritor irrevocably deposits with the Trustee, in trust, sufficient money or U.S. government securities to pay the principal of (and premium, if any), interest, if any, and any other sums payable on such debt securities when due. ArvinMeritor must also deliver to the Trustee an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to the same Federal income tax consequences as if such deposit, defeasance and discharge had not occurred. ArvinMeritor's obligations under the Indenture and debt securities other than with respect to the covenants referred to above and the Events of Default other than the Event of Default referred to above will remain in full force and effect. (Section 10.09.)

MODIFICATION OF INDENTURE AND WAIVER OF CERTAIN COVENANTS

The Trustee and ArvinMeritor may execute a supplemental indenture to change the Indenture or modify the rights of the holders of debt securities of any series, with the consent of the holders of at least a majority of the outstanding principal amount of the debt securities of each series affected. However, the consent of the holder of each outstanding debt security affected is required for execution of a supplemental indenture that would (i) change the maturity of principal of or interest, if any, on any debt security, reduce the amount of any principal, premium or interest payment, change the currency in which any debt security is payable or impair the right to bring suit to enforce any payment rights, or (ii) reduce the percentage of holders of debt securities of such series whose consent is required to authorize any such supplemental indenture. (Section 9.02.)

The holders of a majority of the outstanding principal amount of the debt securities of any series may waive compliance by ArvinMeritor with certain covenants in the Indenture with respect to that series. (Section 10.08.)

The Indenture contains provisions for determining whether the holders of the requisite percentage of outstanding principal amount of a series of debt securities have given any request, demand, authorization, direction, notice, consent or waiver or whether a quorum is present at a meeting of holders of debt securities, in cases where debt securities were issued at a discount, where the principal amount was denominated in a foreign currency, or where the principal amount is determined with reference to an index. In addition, for these purposes, debt securities owned by ArvinMeritor or its affiliates are deemed not to be outstanding. (Section 1.01.) The Indenture also contains provisions for convening meetings of the holders of a series issuable as bearer debt securities, which may be called by the Trustee and also by ArvinMeritor or the holders of at least 10% in principal amount of the outstanding debt securities of that series. (Article 13.)

DEFAULTS AND CERTAIN RIGHTS ON DEFAULT

An Event of Default with respect to any series of debt securities means any of the following events:

- failure to pay any interest on the debt securities of such series for 30 days after it is due;

- failure to pay principal of (and premium, if any, on) the debt securities of such series when due, whether at maturity, upon acceleration or upon redemption;

- failure to perform any other covenant in the Indenture for 90 days after notice;

- certain events of bankruptcy, insolvency, receivership or reorganization relating to ArvinMeritor; or

- any other event of default made applicable to a particular series of debt securities, which will be described in the prospectus supplement for that series.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series. ArvinMeritor is required to deliver to the Trustee annually a written statement as to the fulfillment of its obligations under the Indenture.

If an Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of at least 25% of the outstanding principal amount of the debt securities of such series may declare the principal of all the debt securities of such series to be immediately due and payable. Such declaration may, under certain circumstances, be rescinded by the holders of a majority of the outstanding principal amount of the debt securities of such series. (Sections 5.01, 5.02 and 10.04.)

Other than its duties in case of an Event of Default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request of any of the holders of debt securities, unless the holders offer to the Trustee reasonable security or indemnity. If they provide this reasonable security or indemnity, subject to certain limitations described in the Indenture, the holders of a majority of the outstanding principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The holders of a majority of the outstanding principal amount of the debt securities of any series may waive any past default with respect to debt securities of such series except a default in payment on any of the debt securities of such series or a default with respect to a covenant that cannot be modified without the consent of the holder of each debt security affected. (Sections 5.12, 5.13 and 6.03.)

GOVERNING LAW

The Indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York. (Section 1.12.)

CONCERNING THE TRUSTEE

The Trustee is one of a number of banks with which ArvinMeritor maintains ordinary banking relationships and credit facilities.

                               GLOBAL SECURITIES

One or more series of the debt securities may be issued in the form of global securities that will be deposited with a depositary. This means that ArvinMeritor will not issue certificates to each holder of debt securities of that series. Instead, one or more global securities will be issued to the depositary, which will keep a computerized record of its participants (for example, your broker) whose clients have purchased these debt securities. The participant will then keep a record of its clients who purchased these debt securities.

Beneficial interests in global securities will be shown on, and transfers of those interests will be made only through, records maintained by the depositary and its participants. ArvinMeritor will make payments on the debt securities represented by a global security only to the depositary, as the registered holder of these debt securities. All payments to the participants are the responsibility of the depositary, and all payments to the beneficial holders of the debt securities are the responsibility of the participants.

Certificates for the debt securities of the series in question may be issued to beneficial holders in some circumstances, including termination of the depositary arrangements by ArvinMeritor or the depositary.

If debt securities are to be issued as global securities, the prospectus supplement will name the depositary and will describe the depository arrangements and other applicable terms.

                              PLAN OF DISTRIBUTION

We may sell the debt securities through underwriters or dealers; through agents; directly to purchasers; or through a number of direct sales or auctions performed by utilizing the Internet or a bidding or ordering system.

BY UNDERWRITERS

If underwriters are used in the sale, they will acquire the debt securities for their own account. The underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. The underwriters may sell the debt securities directly or through underwriting syndicates represented by managing underwriters. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered debt securities will be subject to certain conditions, and the underwriters will be obligated to purchase all of the debt securities if any are purchased; provided that the agreement between ArvinMeritor and the underwriter or underwriters providing for the sale of the offered debt securities may provide that under certain circumstances involving a default of underwriters less than all of the offered debt securities may be purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

If a dealer is used in the sale, ArvinMeritor will sell the offered debt securities to the dealer as principal. The dealer may then resell such debt securities at varying prices determined at the time of resale.

BY AGENTS

Debt securities may be sold through agents designated by ArvinMeritor.

DIRECT SALES

Debt securities may be sold directly by ArvinMeritor. In this case, no underwriters or agents would be involved.

SALES THROUGH THE INTERNET

ArvinMeritor may offer debt securities directly to the public, with or without the involvement of agents, underwriters or dealers, and may utilize the Internet or another electronic bidding or ordering system for the pricing and allocation of such debt securities. Such a system may allow bidders to participate directly, through electronic access to an auction site, by submitting conditional offers to buy that are subject to acceptance by us, and which may directly affect the price or other terms at which the securities are sold.

Such a bidding or ordering system may present to each bidder, on a real-time basis, relevant information to assist you in making a bid, such as the clearing spread at which the offering would be sold, based on the bids submitted, and whether a bidder's individual bids would be accepted, prorated or rejected. Typically the clearing spread will be indicated as a number of basis points above an index treasury note. Other pricing methods may also be used. Upon completion of such an auction process securities will be allocated based on prices bid, terms of bid or other factors.

The final offering price at which debt securities would be sold and the allocation of debt securities among bidders would be based in whole or in part on the results of the Internet bidding process or auction. Many variations of Internet auction or pricing and allocation systems are likely to be developed in the future, and we may utilize such systems in connection with the sale of debt securities. The specific rules of such an auction would be distributed to potential bidders in an applicable prospectus supplement.

If an offering is made using such a bidding or ordering system, you should review the auction rules, as described in the prospectus supplement, for a more detailed description of the offering procedures.

GENERAL INFORMATION

Underwriters, dealers and agents that participate in the distribution of the debt securities may be underwriters as defined in the Securities Act of 1933, and any discounts and commissions received by them from ArvinMeritor and any profit on the resale of such debt securities by them may be treated as underwriting discounts and commissions under the Securities Act of 1933. Any underwriters, dealers or agents will be identified and their compensation described in a prospectus supplement.

ArvinMeritor may authorize agents and underwriters to solicit offers by certain institutions to purchase debt securities at the public offering price and on terms described in the applicable prospectus supplement.

ArvinMeritor may agree with agents, underwriters and dealers to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the agents, underwriters or dealers may be required to make.

Agents, underwriters and dealers may engage in transactions with, or perform services for, ArvinMeritor or its subsidiaries in the ordinary course of business.

                                    EXPERTS

The consolidated financial statements and related financial statement schedule incorporated in this prospectus by reference from ArvinMeritor's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019, counsel for ArvinMeritor, and, if the debt securities are distributed in an underwritten offering, counsel for the underwriters named in the prospectus supplement, will each issue an opinion as to the legality of the debt securities offered by this prospectus. Dewey Ballantine LLP will be relying as to matters of Indiana law upon the opinion of Baker & Daniels, 300 North Meridian Street, Indianapolis, Indiana 46204.

                              CAUTIONARY STATEMENT

This prospectus contains or incorporates statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "estimate," "should," "are likely to be" and similar expressions. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those detailed herein and from time to time in the filings of ArvinMeritor with the Securities and Exchange Commission that are incorporated into this prospectus. These forward-looking statements are made only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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                                  $200,000,000

                              [ARVINMERITOR LOGO]

                             6 5/8% NOTES DUE 2007

                             PROSPECTUS SUPPLEMENT

                            DEUTSCHE BANK SECURITIES
                              MERRILL LYNCH & CO.
                         BANC OF AMERICA SECURITIES LLC
                                      HSBC
                                  UBS WARBURG
                         BANC ONE CAPITAL MARKETS, INC.
                              COMERICA SECURITIES
                           CREDIT LYONNAIS SECURITIES

                                 JUNE 26, 2002
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